UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant’s name into English)

#1205 – 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  U

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Canadian Empire Exploration Corp

(Registrant)

Date: May 19, 2005

By  “Jeannine P M Webb”

Jeannine P.M. Webb, CFO, Corporate Secretary

*Print the name and title under the signature of the signing officer.

CANADIAN EMPIRE EXPLORATION CORP.

2 0 0 5

Notice of Annual and Special General Meeting

A N N U A L

Information Circular

G E N E R A L

Management's Discussion and Analysis of Financial Condition and Results of Operations

M E E T I N G            Financial Statements for the Financial Year Ended December 31, 2004 and the Report of the Auditors Thereon

Place:

Boardroom

#1205 - 675 West Hastings Street

Vancouver, British Columbia

Time:

10:00 a.m.

Date:

Tuesday, May 31, 2005

CANADIAN EMPIRE EXPLORATION CORP.

C O R P O R A T E

Head Office

#1205 - 675 West Hastings Street

D A T A

Vancouver, British Columbia

V6B 1N2

Telephone: (604) 687-4951

Facsimile: (604) 687-4991

Website: www.canadianempire.com

Directors and Officers

John S. Brock, Chief Executive Officer, President & Director

Wayne J. Roberts, Vice President, Exploration and Director

Lawrence Page, Q.C., Director

R. E. Gordon Davis, Director

Jeannine P.M. Webb, Chief Financial Officer and Secretary

Registrar & Transfer Agent

Computershare Trust Company of Canada

4th Floor - 510 Burrard Street

Vancouver, British Columbia

V6C 3B9

Solicitors

Jeffrey T.K. Fraser Law Corporation

1550 - 1185 West Georgia Street

Vancouver, British Columbia

V6E 4E6

Auditors

PricewaterhouseCoopers, LLP

Chartered Accountants

250 Howe Street

Vancouver, British Columbia

V6C 3S7

Listing

TSX Venture Exchange

Trading Symbol - CXP

CANADIAN EMPIRE EXPLORATION CORP.

#1205, 675 West Hastings Street

Vancouver, British Columbia V6B 1N2

Telephone:  (604) 687-4951

NOTICE OF 2005 ANNUAL AND SPECIAL GENERAL MEETING

TAKE NOTICE that the 2005 Annual and Special General Meeting of CANADIAN EMPIRE EXPLORATION CORP. (hereinafter called the "Company") will be held at Suite 1205 - 675 West Hastings Street, Vancouver, British Columbia on:

Tuesday, May 31, 2005

at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1.

To receive the Company's consolidated financial statements for the financial year ended December 31, 2004 and the report of the auditor thereon;

2.

To appoint an auditor for the ensuing year;

3.

To elect Class I directors;

4.

To approve the amendment to the Company's Amended Stock Option Plan described in the Information Circular accompanying this Notice;

5.

To pass an ordinary resolution altering the Company's Articles as set forth under the heading "Particulars of Matters to be Acted Upon - Alteration to Articles" in the Information Circular accompanying this Notice; and

6.

To transact any other business that may properly come before the Meeting and any adjournment thereof.

An Information Circular and a form of Proxy accompany this Notice.  The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Registered shareholders are entitled to vote at the Meeting in person or by proxy.  Registered shareholders who are unable to attend the Meeting, or any adjournment thereof, in person, are requested to read, complete, sign and return the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 15th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

OF CANADIAN EMPIRE EXPLORATION CORP.

"JOHN S. BROCK"

John S. Brock
President and Chief Executive Officer

CANADIAN EMPIRE EXPLORATION CORP.

#1205 - 675 West Hastings Street

Vancouver, B.C.  V6B 1N2

Telephone: (604) 687-4951

Fax:  (604) 687-4991

INFORMATION CIRCULAR

AS AT AND DATED April 15, 2005

(unless otherwise noted)

This Information Circular accompanies the Notice of the 2005 Annual and Special General Meeting of shareholders of Canadian Empire Exploration Corp. (the "Company") scheduled to be held on May 31, 2005 (the "Meeting"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR

IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone, electronic means or other personal contact to be made without special compensation by directors, officers and employees of the Company.  The Company may reimburse shareholders' nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  No solicitation will be made by specially engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Those shareholders so desiring may be represented by proxy at the Meeting.  The persons named in the form of proxy accompanying this Information Circular are directors or officers of the Company.  A shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act on the shareholder's behalf at the Meeting other than the persons named as proxyholders in the form of proxy accompanying this Information Circular.  To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the form of proxy accompanying this Information Circular and strike out the other names or submit another proper form of proxy.

NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Company or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans; or (b) in the name of a clearing agency (such as

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The Canadian Depository for Securities Limited ("CDS"), of which the Intermediary is a participant.  In accordance with securities regulatory policy, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy accompanying this Information Circular (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries.

Intermediaries are required to forward the Meeting Materials to, and to seek voting instructions from, Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Intermediaries will often use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and submit it to the Company, c/o Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, facsimile: (416) 263-9261; or

(b)

more typically, be given a voting instruction or proxy authorization form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.  A Non-Registered Holder cannot use a proxy authorization form to vote shares directly at the Meeting.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.

The Meeting Materials are being sent to both registered and non-registered owners of the shares.  If you are a Non-Registered Holder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding shares on your behalf.  By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding shares on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

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Non-Registered Holders cannot be recognized at the Meeting for purposes of voting their shares in person or by way of depositing a form of proxy.  If you are a Non-Registered Holder and wish to vote in person at the Meeting, please see the voting instructions you received or contact your Intermediary well in advance of the Meeting to determine how you can do so.

Non-Registered Holders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their shares voted at the Meeting.

DEPOSIT AND VOTING OF PROXIES

The instrument of proxy must be dated and signed and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, deposited either at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or at the Head Office of the Company at #1205, 675 West Hastings Street, Vancouver, B.C. V6B 1N2, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

THE SHARES REPRESENTED BY A PROPERLY EXECUTED AND DEPOSITED PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON EACH MATTER REFERRED TO IN THE NOTICE OF MEETING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN (PROVIDED SUCH INSTRUCTIONS ARE CERTAIN) ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON AT THE MEETING, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY.  WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON OTHER THAN THE APPOINTMENT OF AN AUDITOR OR THE ELECTION OF DIRECTORS AND A MANAGEMENT NOMINEE IS NAMED IN THE FORM OF PROXY TO ACT AS THE SHAREHOLDER'S PROXYHOLDER, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ALL SUCH MATTERS.  THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR GIVES THE PERSON OR COMPANY NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.  IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING OR ANY OTHER BUSINESS IS PROPERLY BROUGHT BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT NOMINEES NAMED IN THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTERS OR BUSINESS.  AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS WHICH MAY BE BROUGHT BEFORE THE MEETING.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the registered shareholder or his attorney authorized in writing, or if the registered shareholder is a corporation, by a duly authorized officer or attorney

4

thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

Only registered shareholders have the right to revoke a proxy.  A Non-Registered Holder may revoke a proxy authorization form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of proxy authorization form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least 7 days prior to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company's authorized share structure consists of 250,000,000 common shares without par value.  There is one class of shares only.  There are 36,314,366 common shares issued and outstanding at April 15, 2005.  The directors have determined that all shareholders of record as of the 26th day of April, 2005 will be entitled to receive notice of and to vote at the Meeting.

At a General Meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder.  Shares represented by proxy will only be voted on a poll.  A poll will be taken if requested by a registered shareholder or proxyholder present at the Meeting or required because the number of votes attached to shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

ELECTION OF DIRECTORS

The number of directors of the Company is fixed at five (5) until changed by Special Resolution, and each director of the Company is elected into a Class (I, II or III) for a term not to exceed three years unless that person ceases to be a director before then. The current term of the Class I director expires at the Meeting and the current Class I director, Lawrence Page, Q.C., has been nominated by Management for election as a Class I director of the Company, for a three-year term expiring at the Company's 2008 Annual General Meeting, unless he ceases to be a director before then.  The current term of the Class II director (currently R.E. Gordon Davis) expires at the 2006 Annual General Meeting and the current term of the Class III directors (currently John S. Brock and Wayne J. Roberts) expires at the 2007 Annual General Meeting.  Unless such authority is withheld, management's nominees named in the form of proxy accompanying this Information Circular intend to vote the shares represented by proxy on a poll for the election of the nominees for election as Class I directors herein listed.

5

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY TO VOTE THE SHARES REPRESENTED BY PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS A CLASS I DIRECTOR.

The Management nominees for election as Class I Directors, for a three year term expiring in year 2008, and information concerning them as furnished by the individual nominees is as follows:

Name, Jurisdiction of Residence and Present Office Held	Director Since	Expiry of Term	Number Of Shares Beneficially Owned, Directly Or Indirectly, Or Over Which Control Or Direction Is Exercised At April 15, 2005	Principal Occupation And If Not At Present An Elected Director, Occupation During The Past Five (5) Years
Lawrence Page, Q.C. British Columbia, Canada	Oct. 31/89	2008 Annual General Meeting	199,000	Barrister & Solicitor

Information concerning the Class II and Class III Directors, whose terms of office as directors will continue after the Meeting, as furnished by them is as follows:

Name, Jurisdiction of Residence and Present Office Held	Director Since	Expiry of Term	Number Of Shares Beneficially Owned, Directly Or Indirectly, Or Over Which Control Or Direction Is Exercised At April 15, 2005	Principal Occupation And If Not At Present An Elected Director, Occupation During The Past Five (5) Years
CLASS II DIRECTOR
R.E. Gordon Davis British Columbia, Canada	Jun 8/94	2006 Annual General Meeting	425,000	Geological Engineer
CLASS III DIRECTORS
John S. Brock British Columbia, Canada	Mar. 8/90	2007 Annual General Meeting	1,116,416	Exploration Geologist/ Geophysicist
Wayne J. Roberts British Columbia, Canada	Mar. 8/90	2007 Annual General Meeting	272,860	Geologist

The Company has an audit committee, the members of which are Lawrence Page, Q.C., R.E. Gordon Davis and John S. Brock.

No proposed director

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(a)

is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than Lawrence Page, Q.C., who was a director and executive officer of New Coast Silver Mines Ltd. (now Southern Silver Exploration Corp.) when a Cease Trade Order was issued by the Alberta Securities Commission on October 23, 2003 in respect of that company's failure to file certain financial information, which Cease Trade Order was revoked on March 25, 2004;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Lawrence Page, Q.C., a director and President of Saturna Beach Estates Ltd., a private company formed under the laws of British Columbia, Canada ("SBEL") which conducts the business of a vineyard and winery.  On August 17, 2004 SBEL obtained an Order from the Supreme Court of British Columbia under the provisions of the Companies' Creditors Arrangement Act (Canada) that allows SBEL to continue to run its daily business affairs without creditor action during financial reorganization;

(b)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(c)

is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

EXECUTIVE COMPENSATION

"CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

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"executive officer" means the chair, a vice-chair, the president, a vice-president in charge of a principal business unit, division or function of the Company and an officer of the Company or any of its subsidiaries, and any other individual, who performed a policy-making function in respect of the Company.

"Named Executive Officer" means:

(i)

each CEO and CFO;

(ii)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iii)

any additional individuals who would have been included in (ii) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at December 31, 2004 in respect of the Named Executive Officers.  At the end of the Company's most recently completed financial year, the Company had two Named Executive Officers, John S. Brock, the Company's President and Chief Executive Officer (CEO), and Jeannine P.M. Webb, the Company's Secretary  and Chief Financial Officer (CFO).  There were no other executive officers of the Company, or other individuals that served as executive officers, whose total compensation exceeded $150,000 during the financial year ended December 31, 2004.

SUMMARY COMPENSATION TABLE

Named Executive Officers

Name and Principal Position	Year(1)	Annual Compensation			Long-Term Compensation			All Other Compen-sation(4)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities under Options/ SARs(2) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(3) Payouts ($)
John S. Brock President and Chief Executive Officer (CEO)	2004 2003 2002	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	1,000,000 560,000(5) N/A	N/A N/A N/A	N/A N/A N/A	$31,122 $60,177 $55,581
Jeannine P.M. Webb Chief Financial Officer (CFO)	2004 2003 2002	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	300,000 200,000(5) N/A	N/A N/A N/A	N/A N/A N/A	$23,087 $24,080 $20,300

Notes:

(1)

Ended December 31

(2)

Stock-appreciation rights

(3)

Long-term incentive plan

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(4)

These amounts represent payments to John S. Brock made by Badger & Co. Management Corp.  for services provided by John S. Brock to the Company under Administrative Agreements and Exploration Agreements between the Company and Badger & Co. Management Corp.  In addition, Badger & Co. Management Corp. received compensation from the Company for services under the Administrative Agreements and the Exploration Agreements.  See "Termination of Employment, Changes in Responsibility and Employment Contracts" below for particulars of these contracts.  Badger & Co. Management Corp. is owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P.M. Webb.

(5)

Incentive Stock Options

Stock Appreciation Rights ("SARs") Grants

During The Most Recently Completed Financial Year

Stock Appreciation Rights ("SARs") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly on or in part in changes in the trading price of the Company's shares.  No SARs were granted or exercised during the most recently completed financial year.

Long Term Incentive Plan ("LTIP") Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year.  The Company did not make any awards pursuant to a LTIP to the Named Executive Officers during the most recently completed financial year.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

No options, share purchase warrants or rights have been granted by the Company as compensation for employment services or office, and none are outstanding. During the most recently completed financial year of the Company, however, 1,300,000 incentive stock options ("Options") were granted under the Company's Amended Stock Option Plan to the Named Executive Officers as follows:

Name of Named Executive Officer	Securities Under Options Granted (#)	% Of Total Options Granted To Employees In Financial Year	Exercise Or Base Price ($/Security)	Market Value Of Securities Underlying Options On The Date Of Grant ($/Security)	Expiration Date
John S. Brock President and CEO	1,000,000	322.6%	$0.10	$0.06 (1)	Sept. 17, 2009
Jeannine P.M. Webb CFO	300,000	96.8%	$0.10	$0.06 (1)	Sept. 17, 2009

(1)

The closing price of the Company's common shares on the TSX Venture Exchange on September 16, 2004, the last trade prior to September 17, 2004.

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Aggregated Option Exercises

The following table sets forth details of all exercised Options during the most recently completed financial year by the Named Executive Officers and the financial year end value of unexercised in-the-money Options on an aggregated basis.

AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name Of Named Executive Officer	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End (#) Exercisable/ Unexercisable	Value Of Unexercised In-The-Money Options At Financial Year End ($) Exercisable/ Unexercisable
John S. Brock President and CEO	Nil	N/A	1,060,000 Exercisable (1) 500,000 Unexercisable (2)	N/A (3)
Jeannine P.M. Webb CFO	Nil	N/A	350,000 Exercisable (1) 150,000 Unexercisable (2)	N/A (3)

(1)

Includes stock options granted on January 3, 2003 and September 17, 2004 to purchase common shares at $0.15 per share and $0.10 per share respectively.

(2)

Includes the non-vested portion of stock options granted on September 17,2004 to purchase common shares at $0.10 per share.

(3)

Based on the closing price of $0.07 for the Company's shares on December 31, 2004, none of the stock options were in the money.

Termination of Employment, Changes in Responsibility and Employment Contracts

The services of John S. Brock and Jeannine P.M. Webb, the Named Executive Officers, are provided to the Company pursuant to an administrative agreement ("Administrative Agreement") and an Exploration Services and Project Management Agreement ("Exploration Agreement") with Badger & Co. Management Corp. ("Badger & Co."), a private company owned 40% by Mr. Brock and 30% by each of Wayne J. Roberts and Jeannine P.M. Webb, directors and/or officers of the Company. Except for the Administrative Agreement and the Exploration Agreement, the Company has no employment contract with the Named Executive Officers.

Administrative Agreements

Under the Administrative Agreement, the Company is charged for the cost of corporate and administrative wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, as well as office facilities and operations expenses incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up.  For the following periods, the Company was charged as follows:

	Year Ended		Year Ended		Year Ended
	December 31, 2004		December 31, 2003		December 31, 2002
	Cost ($)	Mark-up ($)	Cost ($)	Mark-up ($)	Cost ($)	Mark-up ($)
Corporate and administrative wages (1)	71,931	7,193	102,066	10,207	82,762	8,276

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Office facilities and operations	35,150	4,622	56,616	7,043	39,827	10,783
Total in respect of the Administrative Agreement	107,081	11,815	156,682	17,250	122,589	19,059

(1)

Includes $31,122 (2003: $60,177, 2002: $55,581) for services provided by John S. Brock as President and Chief Executive Officer (CEO) of the Company and $23,087 (2003: $24,080; 2002: $20,300) for services provided by Jeannine P.M. Webb, Chief Financial Officer and Corporate Secretary, of the Company, respectively.

Exploration Agreements

Under the Exploration Agreement, the Company is charged for the cost of exploration and field wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, and exploration project management fees charged by Badger & Co. calculated at 8% of all exploration costs incurred by the Company.  For the following periods, the Company was charged as follows:

	Year Ended		Year Ended		Year Ended
	December 31, 2004		December 31, 2003		December 31, 2002
	Cost ($)	Mark-up ($)	Cost ($)	Mark-up ($)	Cost ($)	Mark-up ($)
Exploration and field wages (1)	70,139	4,918	144,103	14,410	83,934	8,393
Exploration Project Management Fees	None	71,739	None	52,041	None	26,689
Total in respect of the Exploration Agreement	70.193	76,657	144,103	66,451	83,934	35,092

(1)

Includes $56,438 (2003: $69,825, 2002: $65,819) for services provided by Wayne J. Roberts as Vice-President, Exploration of the Company.

The Company has no compensatory plan or arrangement with respect to the Named Executive Officers to compensate the Named Executive Officers in the event of the resignation, retirement or any other termination of the Named Executive Officers' employment with the Company and its subsidiaries or in the event of a change of control of the Company or any of its subsidiaries or in the event of a change in the Named Executive Officers' responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

Pension Arrangements

The Company and its subsidiaries do not have any pension arrangements in place for the Named Executive Officers.

Compensation of Directors

The directors of the Company have not been paid fees or other cash compensation in their capacity as directors during the most recently completed financial year.  The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently

11

completed financial year or subsequently, up to and including the date of this Information Circular, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year .

AUDIT COMMITTEE

The Audit Committee of the Board of Directors of the Company is comprised of Lawrence Page, Q.C., R.E. Gordon Davis and John S. Brock, all of whom are considered to be financially literate and, with the exception of John S. Brock, are independent, in accordance with applicable securities regulations.  A copy of the Audit Committee Charter is attached hereto as Schedule "A".

The Audit Committee provides review and oversight of the Company's accounting and financial reporting process, and the audit process, including the selection, oversight and compensation of the Company's external auditor.

Audit Fees

The fees paid by the Company to its auditors in each of the last two years ended December 31, by category, are as follows:

	Audit Fees	Audit Related Fees	Tax Fees (1)	Read and Comment Fees (2)	All Other Fees (3)
2004	$24,000	N/A	N/A	$500	$3,000
2003	$24,000	N/A	$7,250	N/A

(1)

Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CRA.

(2)

Fees in respect of read and comment procedures for the interim financial statements.

(3)

Fees in respect of Sarbanes-Oxley Act, Section 404.

The Company, as a "venture issuer" is relying on the exemption in section 6.1 of Multilateral Instrument 52-110 Audit Committees.

APPOINTMENT OF AUDITORS

12

It has been proposed that PricewaterhouseCoopers, LLP, Chartered Accountants be appointed as Auditor of the Company for the ensuing year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insider of the Company, no management proposed nominee for election as a director of the Company and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

INTEREST OF CERTAIN PERSONS OR COMPANIES

IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no management proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon"

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan

At the Meeting, the shareholders will be asked to approve an amendment to the Company's Amended Stock Option Plan (the "Plan").  The Plan currently provides that 5,777,867 common shares are reserved for issuance pursuant to the exercise of options granted under the Plan. The Plan provides that no one optionee can be granted, within a 12 month period, stock options entitling the purchase of more than 5% of the shares outstanding in the capital of the Company, calculated on a non-diluted basis, at the date of grant.

Options granted under the Plan entitle the purchase of common shares at a price and for the length of time determined by the Board of Directors; provided that the price shall not be lower than the maximum discount from the market price of the shares on the TSX Venture Exchange (the "Exchange") on the day prior to the grant and the expiry date shall be no more than five years after the date of the grant, respectively.   Any options granted under the Plan are subject to an 18 month vesting schedule commencing on the date of grant.

The Plan further provides that any common shares subject to a stock option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

The Plan is a "fixed number" plan.  There are currently 36,314,366 common shares of the Company issued and outstanding.  The policies of the Exchange generally permit up to 20% of the issued shares of a company to be reserved for issuance under a fixed number incentive stock option plan.  Accordingly, it has been proposed to amend the Plan by increasing, from 5,777,867 common shares to 7,262,873 common shares (the "proposed amendment to the Plan"), the

13

number of common shares reserved for issuance pursuant to the exercise of options granted under the Plan and at the Meeting, shareholders will be asked to approve the proposed amendment to the Plan.

In accordance with the terms of the Plan and the policies of the Exchange, amendments to the Plan are subject to acceptance for filing by the Exchange and the approval of the Company's shareholders. Under the policies of the Exchange, if the grants of options under the Plan to "insiders" of the Company, together with all of the Company's outstanding stock options, could result at any time in:

a)

the number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the issued common shares of the Company; or

b)

the grant to insiders of the Company, within a 12-month period, of a number of options exceeding 10% of the issued common shares of the Company;

such shareholder approval must be "disinterested shareholder approval".  As the Plan is restrictive as to these results, disinterested shareholder approval of the proposed amendment to the Plan is not required.

The policies of the Exchange and the terms of the Plan also provide that "disinterested shareholder approval" will be required for any agreement to decrease the exercise price of options previously granted to insiders of the Company but no such agreements are being brought before the Meeting.

The term "disinterested shareholder approval" means approval by a majority of the votes cast at the Meeting other than votes attaching to shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the proposed amendment to the Plan and associates of such persons. The term "insiders" is defined in the Securities Act (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.  The term "associates" is defined in the Securities Act (British Columbia).

If shareholder approval of the proposed amendment to the Plan or a modified version thereof is not obtained, the Company will not proceed to implement the proposed amendment to the Plan nor grant options under it.  Even if approved, the directors may determine not to proceed with the proposed amendment to the Plan.

Alteration to Articles

Subsequent to the adoption of the Company's new Articles approved by shareholders at the Company's 2004 Annual General Meeting, an inconsistency in Article 16.9 relative to directors consent resolutions has been identified.  It has been proposed that, to eliminate the inconsistency, Article 16.9 be altered by deleting and replacing it.  The Company's Articles provide that such an alteration to the Articles may be made by ordinary resolution.  Accordingly, at the Meeting, the shareholders will be asked to pass the following ordinary resolution:

"RESOLVED, as an ordinary resolution, that:

14

1.

the Company's Articles be altered by deleting Article 16.9 in its entirety and substituting in its place the following:

"16.9

A resolution consented to in writing by all of the directors or alternate directors entitled to vote on it shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing.  Such resolution shall be filed with the minutes of the proceedings of the directors and shall be effective on the date stated thereon or on the latest day stated on any counterpart.  A resolution may be consented to by a director or alternate director who has a disclosable interest in the subject matter of the resolution provided that he has otherwise complied with the provisions of these Articles and the Act."

2.

the Board of Directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this ordinary resolution without further approval, ratification or confirmation by the shareholders."

MANAGEMENT IS NOT AWARE OF ANY OTHER MATTER TO COME BEFORE THE MEETING OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING.  IF ANY OTHER MATTER PROPERLY COMES BEFORE THE MEETING, IT IS THE INTENTION OF THE PERSONS NAMED IN THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR TO VOTE THE SHARES REPRESENTED THEREBY IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTER.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com.  A copy of the following documents may be obtained, without charge, upon request to the Chief Executive Officer of the Company at #1205, 675 West Hastings Street, Phone: (604) 687-4951, Fax: (604) 687-4991:

(a)

the comparative financial statements of the Company for the financial year ended December 31, 2004 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to December 31, 2004 and related Management Discussion and Analysis; and

(b)

this Information Circular.

BY ORDER OF THE BOARD OF DIRECTORS

OF CANADIAN EMPIRE EXPLORATION CORP.

"John S. Brock"

John S. Brock

President and Chief Executive Officer

15

SCHEDULE "A"

CHARTER

OF THE

AUDIT COMMITTEE

OF THE

BOARD OF DIRECTORS

OF

CANADIAN EMPIRE EXPLORATION CORP.

(adopted April 15, 2005)

2

Audit Committee

Of the

Board of Directors ("Board")

CANADIAN EMPIRE EXPLORATION CORP.

(the "Company")

THE AUDIT COMMITTEE CHARTER

1

OVERALL PURPOSE / OBJECTIVES

The committee will provide independent review and oversight of the Company's financial reporting process and will manage the relationship between the Company and its external auditors, including overseeing the audit process and recommending to the Board the nomination and compensation of such external auditors.  The committee will also assist the Board in fulfilling its responsibilities in reviewing the Company's process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors of the Company and will monitor the independence of those auditors.  The committee will also be responsible for reviewing the Company's financial strategies, its financing plans and its use of the equity and debt markets.

To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Company's business, operations and risks.

2

AUTHORITY

The board authorizes the committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to retain outside legal or professional counsel and other experts and to ensure the attendance of Company officers at meetings as appropriate.

3

ORGANIZATION

3.1

Membership

a.

The committee will be comprised of at least three members, each of whom should meet the following independence and qualification requirements:

(i)

A committee member may not, other than in his or her capacity as a member of the committee, Board or any

3

othercommittee of the Board, accept directly or indirectly any consulting, advisory or other compensatory fee from the Company.  The indirect acceptance of a consulting, advisory or other compensatory fee shall include acceptance of the fee by a spouse, minor child or stepchild, or child or stepchild sharing a home with the committee member, or by an entity in which such member is a partner, member or principal or occupies a similar position and which provides accounting, consulting, legal, investment banking, financial or other advisory services or any similar services to the Company.

(ii)

A committee member may not have been employed by the Company or any of its affiliates in the current or past three years.

(iii)

A committee member may not be an affiliate of the Company or any of its subsidiaries.

b.

The chairman of the committee will be nominated by the committee from time to time.

c.

A quorum for any meeting of the committee will be two members.

d.

The secretary of the committee will be such person as nominated by the chairman.

3.2

Attendance at Meetings

a.

The committee may invite such other persons (e.g. the Chief Financial Officers or Chief Executive Officer) to its meetings, as it deems appropriate.

b.

The external auditors should be present at each quarterly committee meeting and be expected to comment on the financial statements in accordance with best practices.

c.

Meetings shall be held not less than four times a year.  Special meetings shall be convened as required.  External auditors may convene a meeting it they consider that it is necessary.

d.

The proceedings of all meetings will be minuted.

4

ROLES AND RESPONSIBILITIES

The committee will:

4

4.1

Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

4.2

Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

4.3

Review the Company's strategic and financing plans to assist the Board's understanding of the underlying financial risks and the financing alternatives.

4.4

Review management's plans to access the equity and debt markets and to provide the Board with advice and commentary.

4.5

Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

4.6

Review any legal matters which could significantly impact the financial statements as reported on by the Company's legal counsel and meet with such counsel whenever deemed appropriate.

4.7

Review the annual and quarterly financial statements including Management's Discussion and Analysis in respect thereof and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles, and, if appropriate, recommend to the Board that the annual and quarterly financial statements be included in the Company's securities filings.

4.8

Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

4.9

Focus on judgmental areas, for example those areas involving valuation of assets and liabilities and other commitments and contingencies.

4.10

Review audit issues related to the Company's material associated and affiliated companies that may have a significant impact on the Company's equity investment.

5

4.11

Meet with management and the external auditors to review the annual financial statements and the results of the audit.

4.12

Assess the fairness of the interim financial statements and disclosures, and obtain explanations from management on whether:

a.

actual financial results for the interim period varied significantly from budgeted or projected results;

b.

generally accepted accounting principles have been consistently applied;

c.

there are any actual or proposed changes in accounting or financial reporting practices;

d.

there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

4.13

Review the external auditors' proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

4.14

Review the performance of the external auditors and approve in advance provision of services other than auditing.

4.15

Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company.  The committee will obtain from the external auditors, on an annual basis, a formal written statement delineating all relationships between the external auditors and the Company.

4.16

Evaluate and, if and when appropriate, recommend to the Board selection, compensation or replacement of the external auditors.

4.17

Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately, including the results of the external auditors' review of the adequacy and effectiveness of the Company's accounting and financial controls.

4.18

Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

6

4.19

Obtain regular updates from management and the Company's legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance.

4.20

Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

4.21

Perform other functions as requested by the full Board.

4.22

If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

4.23

Review and update the charter; receive approval of changes from the Board.

4.24

Work with the Board to determine an appropriate annual budget for the committee and its required activities, including but not limited to the compensation of the external auditors and any outside counsel or other experts retained by the committee.

4.25

Create specific procedures for the receipt, retention and treatment of complaints regarding the Company's accounting, internal accounting controls and auditing matters.  These procedures will include, among other things, provisions for the confidential treatment of complaints and anonymity for employees desiring to make submissions.

CANADIAN EMIRE EXPLORATION CORP.

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

("MD&A")

(FORM 51-102F1)

FOR THE YEAR ENDED DECEMBER 31, 2004

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2004, 2003, and 2002 should be read in conjunction with the Consolidated Financial Statements of the Company for the years ended December 31, 2004, 2003, and 2002. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars.  The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada.  Note 9 of these Consolidated Financial Statements of the Company sets forth the material differences between Canadian and U.S. GAAP.  The Company capitalizes property acquisition and exploration expenditures relating to mineral properties in which the Company has an active interest.  In the event that such properties become inactive or prove uneconomic, they are written off.

Canadian Empire Exploration Corp. (formerly Northern Crown Mines Ltd.) ("Canadian Empire" or the "Registrant" or the "Company")  has one wholly owned subsidiary, Minera Reina Isabel, S.A. de C.V. ("Minera Reina Isabel"), and one 90% owned subsidiary, Minera Tatemas, S.A. de C.V. ("Minera Tatemas"), both corporations formed under the laws of Mexico to carry out mineral exploration and development programs in Mexico.  The subsidiaries are currently inactive.

BUSINESS OVERVIEW

TO DATE, THE COMPANY HAS FOCUSED ON ACQUIRING EXPLORATION RIGHTS AND DETERMINING WHETHER THE PROPERTIES HAVE SUFFICIENT MINERALIZATION TO SUPPORT FULL DEVELOPMENT.  TO DATE, THE COMPANY HAS NOT GENERATED REVENUES FROM ITS EXPLORATION OPERATIONS AND THERE IS NO IMMEDIATE EXPECTATION OF ANY SUCH REVENUES.

During 2004, the Company acquired the right to earn an 80% interest in the Atikokan West Property in Ontario, entered into an option agreement to acquire a 100% interest in the Barrington copper-gold porphyry property located in northwestern British Columbia, entered into an agreement to earn a 65% interest in the Silver Hope property in British Columbia and entered into the McBride grubstake agreement.

Atikokan West

The Atikokan West property in northwestern Ontario hosts several zones of structurally controlled gold mineralization where prior drilling intersected intervals to 6.2 g/t Au over 10.4 metres.  During 2004, the Company drilled 5 holes.  Continued drilling is contemplated in 2005.

Barrington

The Barrington property, located in northwestern British Columbia, covers several zones of porphyry copper-gold mineralization.  During 2004, the Company conducted an initial surface sampling program and determined the attractive copper-gold values to be hosted in narrower zones than anticipated.

Silver Hope

The Silver Hope property, located in central British Columbia, covers 3 zones of copper-silver mineralization.  During 2004, the Company conducted an eight-hole drilling program to test for high-grade feeder zones at depth below the known zones.  The program was successful in intersecting  high-grade copper-silver mineralization at the Hope Zone.

McBride Grubstake

During 2004, the Company entered into a grubstake agreement with prospectors to fund grassroots exploration for shale hosted stratabound nickel-copper-precious metals mineralization in the McBride area of British Columbia.  A large block of claims were subsequently acquired in 2005.

.

During 2003, the Company continued to work under a strategic alliance with Teck Cominco in the acquisition of Canadian exploration projects with drill targets indicating large metal systems.

Yukon Olympic

The Yukon Olympic Property, located in the Yukon, has an iron oxide copper gold system with a 2.0 milligal gravity anomaly and magnetic anomaly over a length of 8 kilometres and a width of 1 kilometre.  Copper-bearing hematitic breccia was discovered near the eastern end of the geophysical anomalies.  A drilling program conducted in 2002 failed to intersect significant mineralization and the property was relinquished in 2003 to an underlying vendor.

Big Bulk and VMS

During 2003, the Company completed 1664 metres of diamond drilling in 11 holes on the Big Bulk copper-gold property located in northwestern B.C.    Surface exploration work was conducted on the adjacent VMS property.  With exploration results failing to meet expectations, the Big Bulk and VMS properties were relinquished to underlying vendors.

Hemlo West

During 2002, seven drill holes were completed at the Hemlo West property, located in the western portion of Ontario's Hemlo Gold Camp, to test continuity of gold mineralization in a 1200 metre by 300 metre section of the Hemlo-Heron Bay Shear.  Although most of the holes intersected alteration, sulphides, quartz veining and anomalous gold values characteristic of the Hemlo Camp host rocks, exploration results did not meet expectations and the property was relinquished  to its vendor in 2003.

Amos

Six gold-enriched massive sulphide VMS targets were drill tested during 2002 at the Amos Project, located near Amos, Quebec.  Drill results did not meet expectations and during 2003 the property was relinquished  to its vendor.

Meridian

In 2002, five drill holes were completed on the Meridian massive sulphide project in Northern Manitoba with inconclusive drilling results.  The option was relinquished to the property's underlying vendor in 2003.

During 2002, the Company acquired the rights to the Hemlo West, Amos, Meridian, Yukon Olympic, Big Bulk and VMS Properties. Additional mineral properties were considered

TO THE COMPANY'S KNOWLEDGE, THE MINERAL PROPERTIES CANNOT BE PROVEN TO CONTAIN A BODY OF COMMERCIAL ORE UNTIL A POSITIVE FEASIBILITY STUDY DEMONSTRATING COMMERCIAL PRODUCTION HAS BEEN PREPARED BY INDEPENDENT CONSULTING ENGINEERS.

SELECTED FINANCIAL DATA

Set forth below is certain selected financial data of the Company for the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000.  The selected financial data for the fiscal years ended December 31, 2004, 2003 and 2002, was derived from the audited financial statements of the Company.

Unless otherwise indicated, all references to dollars herein are to Canadian dollars.  As at December 31, 2004, one United States dollar was equal to 1.2176 Canadian dollar and that value is used in calculations herein, unless otherwise indicated.

Unless otherwise indicated, all references to share capital herein are on a post-consolidated basis. On December 5, 2001, the Registrant consolidated its capital on a ten (10) old Common Shares for one (1) new share basis.

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA(1)

(Stated in Canadian Dollars)

Presented in Accordance with

Canadian Generally Accepted Accounting Principles Unless Otherwise Stated

FISCAL YEARS ENDED

	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Income (Loss) for the Year	($455,500)	($2,096,679)	($1,022,609)	($388,599)	($2,692,574)
Income (Loss) for the Year - US GAAP	($1,400,432)	($1,088,027)	($2,031,261)	($388,599)	($1,682,528)
Basic and Diluted Earnings (Loss) per common share (2)	($0.02)	($0.12)	($0.12)	($0.11)	($0.79)
Basic and Diluted Earnings (Loss) per common share - US GAAP (2)	($0.05)	($0.06)	($0.23)	($0.11)	($0.50)
Weighted Avg. No. Common Shares (net of escrowed)	28,922,009	17,964,336	8,657,892	3,531,045	3,393,498
Working Capital (deficiency) (3)	$99,282	$90,767	$613,098	$50,888	($533,198)
Assets	$1,452,157	$1,085,920	$1,807,957	$265,271	$912,732
Assets - US GAAP	$507,225	$1,085,920	$799,305	$265,271	$56,009
Resource Assets	$944,932	$0	$1,008,652	$0	$856,723
Resource Assets - US GAAP	$0	$0	$0	$0	$0
Write-off of Deferred Exploration Expenses/Resource Properties	($102,706)	($1,668,119)	($394,751)	($68,336)	($2,389,745)
Shareholders Equity	$1,199,914	$846,724	$1,621,750	$53,124	$326,657
Shareholders Equity - US GAAP	$254,982	$846,724	$613,098	$53,124	$326,657

(1)

The financial information set forth in this table includes the accounts of Canadian Empire and its subsidiaries, Minera Reina Isabel and Minera Tatemas, on a consolidated basis.

(2)

After taking into effect the consolidation of the capital of the Registrant on December 5, 2001 on a ten (10) old Common Shares for one (1) new share basis.

(3)

At December 31, 2004, the Registrant had cash and cash equivalents of $451,514 (2003: $1,067,042), of which $342,964 (2003: $927,891) is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $99,282 (2003: $90,767).

RESULTS OF OPERATION OF FISCAL 2004 VS FISCAL 2003

For the fiscal year ended December 31, 2004, the Company had total assets of $1,452,157 as compared with $1,085,920 for the fiscal year ended December 31, 2003.  Resource assets at December 31, 2004 were $944,932 as compared with $nil at December 31, 2003.  The increase in resource assets at December 31, 2004 results from agreements entered into to earn interests in the various mineral properties.  At December 31, 2004 the Company had cash and cash equivalent of $451,514 (2003: $1,067,042) of which $342,964 (2003: $927,891) is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $99,282 (2003: $90,767).  Current liabilities remained relatively unchanged at December 31, 2004 and 2003, as to $252,243 at December 31, 2004, and $239,196 at December 31, 2003.  During 2003, the Company was advanced $30,000 by a related party owned by Directors of the Company and charged interest in the amount of $412.  The interest was paid during 2003 and the principal was repaid in 2004.

During 2004, the Company incurred administrative expenses of $398,841 (2003: $439,041).  The overall decrease relates to the proration of costs between companies managed within the facilites housing the Company.  Management and administrative services and Office operation and facilities are provided by Badger & Co. Management Corp. ("Badger & Co.") (see "Related Party Transactions"), and are established on the basis of the time expended on management of the Company.  Stock-based compensation is a non-cash item, resulting from the application of the Black-Scholes Option Pricing Model using assumptions in respect of expected dividend yield, average risk-free interest rates, expected life of the options and expected volatility.  The $137,732 (2003: $145,509) represents the fair value of the vested portion of options for the year.   The tax penalty of $30,106 (2003: $14,309) results from an amount due to Canada Revenue Agency ("CRA") on the renunciation of flow-through funds to the participants in the year 2003 for funds expended in 2004.  During 2004, the Company earned interest income of $14,212 as compared with $9,144 for the year 2003, due to increased cash balances available during the year.

During 2004, under the Company's Stock Option Plan, incentive stock options allowing for the purchase in the aggregate of up to 2,458,000 shares in the capital of the Company at $0.10 per share until September 17, 2009 were granted to directors, officers and employees.

Exploration and mineral property expenditures in fiscal 2004 increased to $1,047,638 as compared with $659,467 for 2003 relating primarily to the Atikokan West and Silver Hope properties.  The Company wrote off exploration expenditures of $2,680 relating to disposition costs of the Yukon Olympic, Hemlo West, Meridian, VMS and Big Bulk properties, as compared with $1,475,505 for 2003.  The Company did not write off any mineral property acquisition costs in 2004, as compared with $113,814 in 2003.

RESULTS OF OPERATIONS OF FISCAL 2003 VS FISCAL 2002

For the fiscal year ended December 31, 2003, the Company had total assets of $1,085,920 as compared with $1,807,957 for the fiscal year ended December 31, 2002.  Resource assets at December 31, 2003 were $nil as compared with $1,008,652 at December 31, 2002.  The decrease in resource assets at December 31, 2003 resulted from the return of all properties to the vendors during the year.  As a result of the financings completed during 2003, at December 31, 2003, the Registrant had cash and cash equivalents of $1,067,042 (2002: $729,735), of which $927,891 was restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $90,767.  Current liabilities remained relatively unchanged at December 31, 2003 and 2002, as to $239,196 at December 31, 2003, and $186,207 at December 31, 2002.  During 2003, the Company was advanced $30,000 by a related party owned by Directors of the Company and charged interest in the amount of $412.  The interest was paid during 2003 and the principal was repaid in 2004.

Exploration and mineral property expenditures in fiscal 2003 were of $659,467, as compared with $1,403,403 for fiscal 2002, when funds were expended primarily on the Hemlo West, Amos, Yukon Olympic, Big Bulk and VMS Properties. The decrease from $1,403,403 in fiscal 2002 to $659,467 in fiscal 2003 resulted from the abandonment of properties during 2003 and reduced activity at the Hemlo West, Amos, Yukon Olympic, Big Bulk and VMS Properties prior to their return to the vendors.

Due to the reduced activity in fiscal 2003, the administrative expenses remained relatively unchanged in fiscal 2003 ($439,041) as compared with fiscal 2002 ($432,836). Audit and related services increased to $35,458 as compared with $14,887 for 2002 as a result of increased regulatory requirements.  The tax penalty of $14,309 for 2003 (2002- $nil) results from the penaly due to CRA on the renunciation of flow-through funds to the participants in the year 2002 for funds not expended until 2003.  Legal fees reduced in 2003 to $16,046 as compared with $78,474 in 2002 due to the Short-Form Offering Document completed in 2002 to raise gross proceeds of $1,620,000, agreements entered into with Teck Cominco Limited, amendment to existing warrants to make them transferable, the change of name of the Registrant from Northern Crown Mines Ltd. to Canadian Empire Exploration Corp.  Stock-based compensation is a non-cash item, resulting from the application of the Black-Scholes Option Pricing Model using assumptions in respect of expected dividend yield average risk-free interest rates, expected life of the options and expected volatility.  The $145,509 (2003: $nil) represents the fair value of the vested portion of options for the year.   During 2003, the Company earned interest income of $9,144 as compared with $4,650 for the year 2002, due to the higher cash balances available during the year.

Shareholder communications in fiscal 2003 decreased to $44,201 as compares with $136,145 for fiscal 2002, as a result of the realignment of projects and the return of properties to the vendors. Interest expenses for fiscal 2003 were $412 as compared with $nil in fiscal 2002.  Fiscal 2003 saw an advance of $30,000 made to the Company by a related party owned by Directors of the Company.  Interest of $412 was paid in connection with the advance and the principal was repaid in the 2004.

During fiscal 2003, the Company wrote off exploration expenditures of $1,475,505 and property acquisition expenditures of $113,814  previously capitalized as resource assets relating to the relinquished properties, as compared with $349,104 and $nil respectively for fiscal 2002 relating primarily to the disposition of the Meridian Property.

RESULTS OF OPERATIONS OF FISCAL 2002 VS FISCAL 2001

For the fiscal year ended December 31, 2002, the Company had total assets of $1,807,957 as compared with $265,271 for the fiscal year ended December 31, 2001.  Resource assets at December 31, 2002 were $1,008,652 as compared with $nil at December 31, 2001.  The increase in resource assets at December 31, 2002 results from agreements entered into to earn interests in the Hemlo West, Amos, Yukon Olympic, Big Bulk and VMS Properties.  The reduction in resource assets at December 31, 2001 results from the relinquishing of the Guadalupe Property to the vendors.

During fiscal 2002, the Company wrote off exploration expenditures of $394,751 and property acquisition expenditures of $nil previously capitalized as resource assets relating primarily to the Meridian Property, as compared with $63,245 and $5,091 respectively for fiscal 2001, relating primarily to the disposition of the Guadalupe Property.

Exploration and mineral property expenditures in fiscal 2002 were of $1,403,403, as compared with $68,336 for fiscal 2001 as a result of funds expended funds for review of properties under consideration. Due to the increased activity, administrative expenditures increased in fiscal 2002 ($432,836) as compared with fiscal 2001 ($323,350).

Shareholder communications in fiscal 2002 increased to $136,145 as compared with $455 for fiscal 2001, due to increased communication with shareholders relating to the exploration programs and the attendant costs. Interest expenses decreased to $nil in fiscal 2002 as compared with $4,013 in fiscal 2001 due to the repayment of advances made to the Company by John S. Brock Limited during 2001. Office operations and facilities reduced from $113,309 in 2001 to $67,350 in 2002 due to the proration of costs between companies managed within the facilites housing the Company.

RESULTS OF OPERATIONS

Exploration and Mineral Property Expenditures for Fiscal 2004:

	ATIKOKAN	BARRINGTON	SILVER HOPE	YUKON OLYMPIC	MC BRIDE	HEMLO WEST	BIG BULK	GENERAL	TOTAL
ACCOMMODATION	2,112	2,006	4,720	-	2,748	-	-	1,709	13,295
ASSAYS & GEOCHEMICAL ANALYSIS	19,508	1,612	5,558	-	4,108	-	-	7,594	38,379
CONSULTING	49,928	18,146	28,223	-	32,620	-	-	15,494	144,411
DRILLING	200,686	-	180,386	-	-	-	-	5,912	386,984
ENVIRONMENTAL & MINE PERMIT	4,500	-	-	-	-	-	-	-	4,500
EXPEDITING	98	49	581	81	-	4	-	119	932
FIELD SUPPLIES	7,979	354	6,816	10	2,679	-	15	1,749	19,602
FUEL	-	-	609	-	124	-	-	-	732
MAPS, PRINTING & DRAFTING	1,695	127	1,899	-	3,019	-	(109)	1,182	7,813
MINERAL PROPERTY EXPENDITURES	-	14,300	94,000	-	-	-	-	-	108,300
PROJECT MANAGEMENT FEES	29,896	4,316	21,141	62	8,746	88	65	7,424	71,739
SALARIES & WAGES	30,036	7,738	23,990	607	18,276	-	910	46,937	128,493
TRANSPORTATION	56,800	23,922	11,483	74	16,950	866	-	11,035	121,130
TRENCHING & ROADS	-	-	-	-	448	-	-	880	1,328
TOTAL	403,237	72,570	379,406	833	89,718	958	881	100,033	1,047,637

ATIKOKAN WEST PROPERTY

On February 17, 2004, the Company announced the agreement with Teck Cominco Limited ("Teck Cominco"), whereby the Company may earn an 80% interest in the Atikokan West Property by making staged exploration expenditures in the aggregate amount of $1,000,000 by December 31, 2008 and then maintaining that interest by funding ongoing exploration through pre-feasibility.  After the completion of a pre-feasibility study, Teck Cominco may back-in for a 60.8% interest in the project by funding a minimum of 200% of the Company's prior expenditures and completing a feasibility study.  During the currency of the agreement, Teck Cominco will be responsible for making all cash and advance royalty payments to an underlying vendor.  Under the terms of the underlying agreement, Teck Cominco has the right to earn a 100% property interest subject to a 2% NSR royalty.

The Atikokan West Property, located near Atikokan, Ontario, consists of 162 claim units located along a length of 8 kilometres that cover 7 structurally controlled gold occurrences in favourable volcanic rocks geologically analogous to high-grade gold systems in the Red Lake camp.  Six of these gold occurrences have not seen prior drilling.  Work to date has outlined targets ready for drill testing, including the depth extensions of mineralization identified by prior drill holes with grades of 6.2 g/t gold over 10.4 metres, as reported by the Ontario Ministry of Northern Development and Mines.

During 2004, the Company conducted a detailed prospecting program and the completion of 5 diamond drill holes for a total footage of 1561 metres testing the Zephyr gold zone.  Prospecting of additional zones on the property did not yield encouraging results.  The 2004 exploration expenditures on the Atikokan West Property totaled $403,237.

Assay results of the altered and mineralized drill hole intercepts yielded low gold values.  A compilation of historic and current results will be conducted in early 2005 with a focus to establishing targets warranting continued drilling in 2005.

BARRINGTON PROPERTY

On July 29, 2004, the Company announced the acquisition of the Barrington Property whereby the Company has the option to earn a 100% interest by making staged cash payments totaling $150,000 ($10,000 paid in 2004), issuing in stages 250,000 shares (50,000 shares issued in 2004 at fair value of $3,000), and completing exploration expenditures of $500,000 on or before June 1, 2008.  The property vendor will retain a 2% NSR, of which the Company will have the right to buy down 1% for $1.0 million.  Effective June 1, 2009, the underlying vendor will receive the greater of an advance royalty of $5,000 annually or the specified NSR.  In accordance with TSX-Venture Exchange (the "Exchange") Policy 5.1, the Company paid a finder's fee of $1,800 and 5,000 shares in the capital of the Company to an arm's length individual.  In connection with the acquisition of the Barrington Property, the Company paid $1,000 and issued 5,000 shares at fair value of $300 to a finder.

The Barrington Property, located in northwestern British Columbia, measures approximately 8 kilometres by 3 kilometres, and covers 7 known prospects of copper-gold mineralization associated with the border phase of a six-kilometre oval-shaped alkaline porphyry intrusion.  Chip sampling by the vendor over a 90 by 100 metre area yielded average assay values of 0.63% copper, 0.68 g/t gold and 12 g/t silver within a quartz sheeted vein system at the Discovery Prospect.  Chip sampling of quartz veins in the Bonanza Prospect reported grades to 29.0 g/t gold over 1.0 metre.  A single drill hole collared at the Discovery Prospect by a prior worker did not reach target depth.  All other prospects within the Barrington Property have not seen prior drilling.  The combination of widespread porphyry copper-gold style mineralization associated with a multi-phase alkaline intrusion suggests opportunity for drill-defining zones of copper-gold mineralization.

During 2004, the Company conducted a preliminary mapping and sampling program to define drill targets and expended $72,570 on the acquisition and exploration of the Barrington Property.  The results of the field program suggested the attractive higher copper-gold grades were limited to narrower zones than originally anticipated and did not warrant drill testing.

SILVER HOPE PROPERTY

On October 21, 2004, the Company announced entering into an agreement with Sci-Tek Resources Ltd. ("Sci-Tek"), a private B.C. company, whereby the Company may earn a 65% interest in the Silver Hope Property by making cash payments of $315,000 ($45,000 paid in 2004) and share payments of 1,000,000 shares (200,000 shares issued in 2004 at fair value of $19,000) by December 31, 2008 to Sci-Tek and completing $5.0 million in exploration expenditures by December 31, 2009.  The Company and Sci-Tek may then form a joint venture, with each party providing pro-rata funding of ongoing exploration.  Non-contribution by either party to the joint venture will result in pro-rata dilution of interest, convertible to a 2% NSR subject to a buy-down provision from the relinquishing party for $2.0 million.

The Silver Hope Property is contiguous with the southern boundary of the past producing Equity Silver Mines Property located in central British Columbia and covers prospective stratigraphy for discovery of stratabound copper-silver-gold mineralization.  Prior workers conducted several drilling programs along a two-kilometre strike length of favourable geology that partially outlined 3 near-surface bulk tonnage copper-silver zones.  The zones, named Hope, Superstition and Gaul by prior workers, occur along a favourable horizon in pyroclastic volcanics that have been tested by approximately 40 holes.  No resources were calculated although drill holes intersected reported grades to 0.71% copper and 12.9 g/t silver over 65.4 metres that included high-grade zones that assayed 7.9% copper and 105 g/t silver over 4.0 meters.

A re-interpretation of this style of mineralization along a four-kilometre length that includes two deposits that saw production by Equity Silver Mines and 3 zones on the Silver Hope Property suggests opportunity for re-classification of the deposits as stratabound with a hydrothermal overprint.

During 2004, the Company completed 2141 metres of diamond drilling in 8 holes on the Hope and Gaul Zones that tested for higher-grade copper-silver mineralization at depth.  The program was successful in confirming the presence of higher-grade mineralization at depth at the Hope Zone where a breccia feeder zone was outlined.  No such feeder zone was found at the Gaul Zone.

The Company's 2004 acquisition and exploration expenditures on the Silver Hope Property totaled $379,406.

In 2005, the Company plans a 2000-metre follow-up drilling program at the Hope Zone to test the ultimate size of the high-grade copper-silver feeder system.

MCBRIDE GRUBSTAKE AGREEMENT

On July 1, 2004, the Company entered into the McBride Grubstake Agreement with two prospectors whereby the Company may earn 90% interest in any mineral claims acquired by the prospectors by making exploration expenditures of $1.0 million, cash payments of $140,000 and 250,000 unit payments on or before December 31, 2008.  Each unit shall consist of one common share of the Company and one 12-month share purchase warrant.  The Company has the right to purchase the remaining 10% interest in the project mineral claims for $100,000 and 1.5 million shares of the Company to be paid to the prospectors.  The prospectors retain a 1% NSR which the Company can buy down 0.5% for $1.0 million.

The McBride project includes a program of initial geochemical silt sampling and prospecting of a Proterozoic shale basin hosting a 50-kilometre long metal-rich horizon.  The exploration objective is discovery of Sedex-style nickel-copper-precious metal mineralization.

During 2004, the Company expended $89,718 on the McBride project.

Wayne J. Roberts, P.Geo, Vice-President, Exploration of the Company, a Qualified Person, has reviewed and compiled the mineral projects technical information presented in this document.

TO THE COMPANY'S KNOWLEDGE, THE MINERAL PROPERTIES CANNOT BE PROVEN TO CONTAIN A BODY OF COMMERCIAL ORE UNTIL A POSITIVE FEASIBILITY STUDY DEMONSTRATING COMMERCIAL PRODUCTION HAS BEEN PREPARED BY INDEPENDENT CONSULTING ENGINEERS.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with December 31, 2004.

SUMMARY QUARTERLY INFORMATION

Quarter Ended:	December 31, 2004 ($)	September 30, 2004 ($)	June 30, 2004 ($)	March 31, 2004 ($)	December 31, 2003 ($)	September 30, 2003 ($)	June 30, 2003 ($)	March 31, 2003 ($)
Current Assets	495,925	727,480	859,960	1,083,883	1,076,320	887,916	529,683	614,108
Resource Assets	944,932	164,635	92,608	6,159	0	1,213,560	1,109,522	1,045,546
Current Liabilities	252,243	157,386	137,100	174,122	239,196	255,491	177,563	121,612
Shareholders' Equity Capital Stock Allotted but not Issued Special Warrants Contributed Surplus Stock Options and Warrants Deficit	21,403,422 525,000 0 64,784 283,241 (21,076,533)	21,384,423 0 0 64,784 276,802 (20,970,514)	21,381,165 0 0 64,784 175,262 (20,784,978)	21,381,165 0 0 64,784 175,262 (20,695,690)	21,257,464 0 0 64,784 145,509 (20,621,033)	20,436,413 0 0 64,784 0 (19,116,912)	20,076,182 0 0 64,784 0 (18,679,325)	20,076,182 0 0 64,784 0 (18,602,924)
Loss for the period	(106,020)	(185,535)	(89,288)	(74,657)	(1,504,121)	(437,587)	(76,401)	(78,570)
Working Capital (Deficit)	243,682(1)	(135,668)	(65,188)	5,614	837,124(1)	632,425	352,120	492,496
Basic and diluted loss per share	(0.005)	(0.012)	(0.003)	(0.003)	(0.084)	(0.028)	(0.005)	(0.005)

(1)

At December 31, 2004 the Company had cash and cash equivalent of $451,514 (2003: $1,067,042) of which $342,964 (2003: $927,891) is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $99,282 (2003: $90,767).

Variations in annual and quarterly loss and loss per shares are affected by the administration costs and by the write down or write offs of mineral property carrying costs.  In accordance with its policies, management reviews the carrying value of the deferred mineral property acquisiton and exploration expenditures to assess whether there has been any impairment in value.  In the event that mineral deposits are determined to be insufficient to recover the carrying value of any property, the carrying value is written down or written off, as appropriate.

No dividends have been paid by the Company, and the Company has no present intention of paying dividends on its Common Shares as it anticipates that all available funds will be invested to finance the growth of its business.

LIQUIDITY

FISCAL 2004 VS FISCAL 2003

As a result of the financings completed during 2004, at December 31, 2004, the Company had cash and cash equivalents of $451,514 (2003: $1,067,042), of which $342,964 (2003: $927,891) is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $99,282 (2003: $90,767). Accounts receivable at December 31, 2004 of $44,411 (2003: $9,278) were comprised of Goods and Services Tax credits.  Accounts payable at December 31, 2004 of $252,243 (2003: $239,196) were comprised of an accrual for audit services for the year 2004 of approximately $30,000 (2003: $24,000), a penalty in respect of the renunciation of flow-through funds of approximately $30,000 (2003: $14,000), an amount owing for legal services of approximately $15,000 (2003: $18,000) and an amount owing for taxes on the disposition of the Guadaupe property of approximately $96,000 (2003: $96,000), payment due for the acquisition of the Silver Hope Property ($30,000) and amounts owing to Badger & Co. Management Corp. ("Badger & Co.") for cost of administrative and exploration services provided (see "Related Party Transactions") in the amount of $50,612 (2003: $46,394).  In addition, at December 31, 2003, the Company owed $30,000 to John S. Brock Limited, a company owned by the CEO and President of the Company, and the Vice-President, Exploration of the Company, for an advance made to the Company during the year.  The advance was repaid in 2004.

During 2004, the Company issued 415,250 common shares in connection with the exercise of 420,500 warrants for total proceeds of $123,700, of which 3,500 common shares were issued in relation to flow-through warrants for proceeds of $525.  The Company received, in connection with a private placement, gross proceeds of $525,000, of which $350,000 were flow-through funds. The shares were issued in 2005.  During 2003, the Company issued 11,750,000 common shares in connection with private placements for total gross proceeds of $1,266,000 (8,744,000 common shares issued for flow-through funds of $924,400), issued 820,000 common shares on the exercise of special warrants  for gross proceeds of $246,000, issued 63,000 share for share issue costs valued at $6,300 and paid $96,156 for share issue costs.

At December 31, 2004, the Company had outstanding 820,000 warrants allowing for the purchase of up to 820,000 common shares at $0.15 per share until December 22, 2005, and stock options allowing  for the purchase of up to 1,365,000 common shares at $0.15 per share until January 3, 2008, 100,000 common shares at $0.15 per share until August 21, 2008, and 2,458,000 common shares at $0.10 per share until September 17, 2009.  At December 31, 2003, the Company had stock options outstanding allowing for the purchase of up to 1,580,000 common shares at $0.15 per share until January 3, 2008 and 100,000 common shares at $0.15 per share until August 21, 2008.  At December 31, 2003, the Company had warrants outstanding as follows:

Number of warrants	Number of common shares issuable on the exercise of warrants	Exercise price ($)	Expiry date
1,500,000 (1)	1,500,000	0.15	May 22/04
4,050,000 (2)	2,025,000	0.15	June 18/04
1,080,000 (1)	1,080,000	0.35	June 18/04
820,000 (3)	820,000	0.30	June 30/04
973,000 (4)	486,500	0.10	Sept 15/04
200,000 (1)	200,000	0.20	Sept 20/04
1,624,000 (1)	1,624,000	0.14	Oct 12/04
100,000 (1)	100,000	0.20	Oct 22/04
820,000	820,000	0.15	Dec 22/05
11,167,000	8,655,500

(1)

Expired unexercised

(2)

3,500 common shares issued on exercise of warrants; the remainder of the warrants expired unexercised

(3)

410,000 common shares issued on exercise of warrants; the remainder of the warrants expired unexercised

(4)

1,750 common shares issued on exercise of warrants; the remainder of the warrants expired unexercised

The company has no contractual obligations at December 31, 2004.  All property option payments are made at the election of the Company.

FISCAL 2003 VS FISCAL 2002

As a result of the financings completed during 2003, at December 31, 2003, the Company had cash and cash equivalents of $1,067,042 (2002: $729,735), of which $927,891 (2002: $nil) was restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $90,767 (2002: $613,098).  Accounts receivable at December 31, 2003 of $9,275 (2002: $69,570) were comprised of Goods and Services Tax credits.  Accounts payable at December 31, 2003 of $239,196 (2002: $186,27) were comprised of an accrual for audit services for the year 2004 of approximately $24,000 (2002: $16,000), a penalty in respect of the renunciation of flow-through funds of approximately $14,000 (2002: $nil), an amount owing for legal services of approximately $18,000 (2002: $27,000) and an amount owing for taxes on the disposition of the Guadalupe property of approximately $96,000 (2002: $96,000), payment due for the acquisition of mineral property $nil (2002: $2,000) and amounts owing to Badger & Co. for cost of administrative and exploration services provided (see "Related Party Transactions") in the amount of $46,394 (2002: $30,566).  In addition, at December 31, 2003, the Company owed $30,000 to John S. Brock Limited, a company owned by the CEO and President of the Company, and the Vice-President, Exploration of the Company, for an advance made to the Company during the year.  The advance was repaid in 2004.

During 2003, the Company issued 820,000 special warrants for funds in the amount of $246,000 received in 2002.  The special warrants were converted during 2003 and the Registrant issued 820,000 units, with each unit comprised of one Common Share in the capital of the Registrant and one Common Share purchase warrants entitling the holder to acquire one Common Share in the capital of the Registrant at $0.30 per Common Share until June 30, 2004

In connection with private placements, the Registrant issued Common Shares and warrants as follows:

Number of flow-through Common Shares	Number of non-flow-through Common Shares	Total Common Shares	Price per Common Share ($)	Total ($)	Number of non-flow-through warrants
6,244,000	2,186,000	8,430,000	0.10	843,000	2,186,000
2,500,000	0	2,500,000	0.12	300,000	0
0	820,000	820,000	0.15	123,000	820,000
8,744,000	3,006,000	11,750,000		1,266,000	3,006,000

In respect of the above private placements, the Registrant also issued to agents who introduced arm's-length purchasers to the Registrant 63,000 units, each unit comprised of one Common Share and one Common Share purchase warrant, with two Common Share purchase warrants entitling the holder to acquire one Common Share at $0.10 per Common Share until September 14, 2004 and 348,000 warrants, each warrant entitling the holder to acquire one Common Share at $0.14 per Common Share until October 12, 2004.  At December 31, 2003 all of the warrants remained unexercised.

In connection with financings completed in 2002, the Registrant amended the terms of warrants as follows:

i.

the expiry date of 1,500,000 warrants allowing for the purchase of 1,500,000 Common Shares at $0.15 per Common Share was extended from May 23, 2003 to May 22, 2004

ii.

the expiry date of 1,080,000 agents' warrants allowing for the purchase of 1,080,000 Common Shares at $0.35 per Common Share was extended from June 18, 2003 to June 18, 2004

iii.

the exercise price of 4,050,000 warrants allowing for the purchase of 2,025,000 Common Shares was amended from $0.35 per Common Share to $0.15 per Common Share and the expiry date was extended from June 18, 2003 to June 18, 2004.

During 2003, 2,985,903 warrants allowing for the purchase of 1,635,903 Common Shares expired unexercised.

During 2002, the Company issued 9,841,666 common shares for gross proceeds of $ 2,198,000, issued 200,000 share for share issue costs valued at $60,000 and paid $422,765 for share issue costs.  The Company also issued 390,000 common shares on the exercise of warrants for proceeds of $117,000.

At December 31, 2003, the Company had stock options outstanding allowing for the purchase of up to 1,580,000 common shares at $0.15 per share until January 3, 2008 and 100,000 common shares at $0.15 per share until August 21, 2008.  At December 31, 2003, the Company had warrants outstanding as follows:

Number of warrants	Number of common shares issuable on the exercise of warrants	Exercise price ($)	Expiry date
1,500,000 (1)	1,500,000	0.15	May 22/04
4,050,000 (2)	2,025,000	0.15	June 18/04
1,080,000 (1)	1,080,000	0.35	June 18/04
820,000 (3)	820,000	0.30	June 30/04
973,000 (4)	486,500	0.10	Sept 15/04
200,000 (1)	200,000	0.20	Sept 20/04
1,624,000 (1)	1,624,000	0.14	Oct 12/04
100,000 (1)	100,000	0.20	Oct 22/04
820,000	820,000	0.15	Dec 22/05
11,167,000	8,655,500

(1)

Expired unexercised

(2)

3,500 common shares issued on exercise of warrants; the remainder of the warrants expired unexercised

(3)

410,000 common shares issued on exercise of warrants; the remainder of the warrants expired unexercised

(4)

1,750 common shares issued on exercise of warrants; the remainder of the warrants expired unexercised

At December 31, 2002, the Company had outstading stock options allowing for the purchase of up to 200,000 common shares at $0.36 per share until May 22 2007, which options expired unexercised.  The Company also had warrants outstanding as follows:

Number of warrants	Number of common shares issuable on the exercise of warrants	Exercise price ($)	Expiry date
1,500,000	1,500,000	0.15	May 22/03
7,830,000	4,455,000	0.35	June 18/03
7,570,000	7,570	0.90	Dec 20/03
258,333	258,333	0.12	Dec 20/03
20,000	20,000	0.12	Dec 30/03
200,000	200,000	0.20	Sept 20/04
100,000	100,000	0.20	Oct 22/04
9,915,903 (1)	6,540,903

(1)

All of the warrants expired unexercised

CAPITAL RESOURCES

The Company's continuing operations are dependent on its ability to secure additional financing.  There can be no assurance that the Company will be successful in this regard.  The exploration and subsequent development of the Company's properties therefore depends on the Company's ability to obtain additional required financing.  The Company has limited financial resources and there is no assurance that additional financing will be available to allow the Company to fulfill its obligations on its existing exploration properties.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in the properties.  The Company may in the future be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreement jeopardized.  Furthermore, the Company may be unable to finance the cost required to complete recommended programs.  The Company is dependent on raising funds by the issuance of shares or disposing of interests in its mineral properties (by option, joint ventures or sales) in order to finance further acquisitions, undertake exploration and development of other mineral properties and meet general and administrative expenses in the immediate and long term.  There can be no assurance that the Company will be successful in raising the required financing.

To date, the Company's mineral exploration activities have been funded through sales of common shares.  The Company's ability to continue operations is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern.  The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has no contractual obligations other than those included under Liquidity or Capital Resources.

RELATED PARTY TRANSACTIONS

Except as described below and as noted earlier herein, no executive officer or senior management of the Registrant, nor any spouse, relative, associate or affiliate of the foregoing persons, has any interest in any material transactions which occurred during the Company's last three fiscal years and involved the Registrant or any of its subsidiaries; or any presently proposed transaction involving the Registrant or any of its subsidiaries.  Except as noted below, during the last three years and through the date of this Annual Report, no senior management or director, nor any associate thereof, was or is indebted to the Registrant or any of its subsidiaries.

Services Provided by Badger & Co. Management Corp.

Effective April 1, 2001, the Registrant entered into an administrative services agreement (the "Badger Administrative Agreement") with Badger & Co., a British Columbia company owned by John S. Brock (40%), Wayne J. Roberts (30%), and Jeannine P. M. Webb (30%) directors and/or officers of the Registrant.  Badger & Co. received from the Registrant its pro rata share of corporate and administrative wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, as well as office facilities and operations expenses incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up.

Effective April 1, 2001, the Registrant entered into an exploration management agreement (the "Badger Exploration Agreement") with Badger & Co. pursuant to which Badger & Co. would implement exploration programs on certain properties of the Company.  Under the Badger Exploration Agreement, the Company was charged for the cost of exploration and field wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, and exploration project management fees charged by Badger & Co. calculated at 8% of all exploration costs.

During 2004, the Company was charged, by Badger & Co., 64,686 (2003: $91,675; 2002: $65,767) for cost of operations and administration, $110,647 (2003: $154,082; 2002: $141,700) for professional services and $90,414 (2003: $140,729; 2002: $53,207) for exploration salaries and wages and project management fees.  These transactions are in the normal course of operations and are consistent with industry standards.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR MANAGEMENT

No directors or senior management of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last completed financial year of the Company.

AUDIT COMMITTEE

The Company's Audit Committee is composed of a majority of non-executive Directors.  The Audit Committee members of the Company at April 15, 2005 are Lawrence Page, R. E. Gordon Davis and John S. Brock.  The committee is responsible for reviewing the Company's financial reporting procedures, internal controls, and the performance of the Company's external auditors.  The committee is also responsible for reviewing the Company's annual financial statements prior to their approval by the Board of Directors.

COMPENSATION COMMITTEE

The Company does not have a Compensation Committee

LEGAL OR ARBITRATION PROCEEDINGS

As of the date hereof, the Company is not party to any active or pending legal proceedings initiated by it and, to the best of its knowledge, the Company is not subject to any active or pending legal proceedings or claims against it or any of its properties.  However, from time to time, the Company may become subject to claims and litigation generally associated with any business venture.  In addition, the operations of the Company are subject to risks of accident and injury, possible violations of environmental and other regulations, and claims associated with the risks of exploration operations in foreign areas some of which cannot be covered by insurance or other risk reduction strategies.  Since the Registrant is a Canadian corporation and the officers, directors and certain of the persons involved with the Company as professional advisors are resident in Canada, it may be difficult to effect service within the United States upon such persons or to realize on any judgment by a court of the United States which is predicated on civil liabilities under the 1933 Act.  The Registrant's Canadian counsel have advised that there is doubt as to the enforceability in Canada, either in original actions or through enforcement of United States judgments, of liabilities predicated solely upon violations of the 1933 Act or the rules and regulations promulgated thereunder.

DIVIDEND DISTRIBUTION POLICY

The Registrant has not paid any cash dividends on its Common Stock and has no present intention of paying any dividends.  The current policy of the Registrant is to retain earnings, if any, for use in operations and in the development of its business.  The future dividend policy of the Registrant will be determined from time to time by the Board of Directors.

CRITICAL ACCOUNTING ESTIMATES

The detailed accounting policies are listed in Note 2 to the Financial Statements for the year ended December 31, 2004.  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, stock-based compensation and disclosure of contingent liabilities at the date of the financial statements and the reported amount of income and expenses during the year.  Actual results could differ from those estimates.  Management uses its best estimates for recording mineral property carrying values based on expenditures incurred, the results of any exploration conducted, prevailing market conditions and future plans for the projects.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

Impairment of Long-Lived Assets

The Accounting Standards Board of the CICA has issued CICA 3063, "Impairment of Long-Lived Assets", which will be effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company adopted the new standard on January 1, 2004. The implementation of this new standard did not have a material impact on its financial position or results of operations.   Management of the Company reviews the net carrying value of resource assets when event or changes in circumstances indicate that the carrying amount may not be recoverable.

Variable Interest Entities

The CICA has issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company adopted the guideline on January 1, 2005. The adoption of this guideline will not have any impact on the company's consolidated financial statements.

FINANCIAL INSTRUMENTS

The Company only invests its cash in bank term deposits and/or instruments that are deemed to be very low risk.

OUTSTANDING SHARE DATA AS AT APRIL 15, 2005

Authorized - 250,000,000 no par value common shares

Issued - 36,314,366

Warrants outstanding:

820,000 warrants allowing for the purchase of up to 820,000 common shares at $0.15 per share until December 22, 2005

Stock Options outstanding:

Number of shares outstanding	Number of shares exercisable	Exercise Price ($)	Expiry Date
100,000	100,000	0.15	Aug 21/08
1,365,000	1,365,000	0.15	Jan 3/08
2,458,000	1,229,000	0.10	Sept 17/09
3,923,000	2,694,000

Escrowed or pooled shares: nil shares.

RISK FACTORS

The securities of the Registrant are highly speculative.  In evaluating the Company, it is important to consider that the Company is a resource exploration enterprise and that it is in the exploratory stage of its operations.  To date, the Company has had no revenues and there is no immediate expectation of revenues.  A prospective investor or other person reviewing the Company should not consider an investment in the Registrant unless the investor is capable of sustaining an economic loss of the entire investment.  All costs have been funded through equity and related party advances.  Certain risks are associated with the Company's business including:

Mineral Exploration and Development

The Company's properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery and the development of commercial mineable mineralized deposits.  Most exploration projects do not result in the discovery of commercially mineralized deposits.

Trends

The Company's financial success is dependent upon the discovery of properties which could be economically viable to develop.  Such development could take years to complete and the resulting income, if any, is difficult to determine.  The sales value of any mineralization discovered by the company is largely dependent upon factors beyond the Company's control, such as market value of the products produced.  Other than as disclosed herein, the company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company's results or financial position.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs.  Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operation or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Environmental Factors

The Company proposes to conduct exploration activities in various parts of Canada.  Such activities are subject to laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds. In Canada, extensive environmental legislation has been enacted by federal, provincial and territorial governments. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the Company's properties, which hazards are unknown to the Company at present, which may have been caused by previous or existing owners or operators of the properties. The Company is not aware of any environmental hazards on any of the properties held by the Company.

The approval of new mines on federal lands in Canada is subject to detailed review through a clearly established public hearing process, pursuant to the Federal Canadian Environmental Assessment Act.  In addition, lands under federal jurisdiction are subject to the preparation of a costly environmental impact assessment report prior to commencement of any mining operations.  These reports entail a detailed and scientific assessment as well as a prediction of the impact on the environmental and proposed development. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. Failure to comply with the legislation may have serious consequences. Orders may be issued requiring operations to cease or be curtailed or requiring installation of additional facilities or equipment. Violators may be required to compensate those suffering loss or damage by reason of its mining activities and may be fined if convicted of an offense under such legislation.

Canadian provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of the public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The costs of closure of mining properties, and, in particular, the cost of long term management of mining properties can be substantial. The Company intends to progressively rehabilitate its mining properties during their period of operation, should any properties become operational, so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

The Company has adopted environmental practices designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it.  All of the Company's activities are in compliance in all material respects with applicable environmental legislation.  The Company is currently engaged in exploration with nil to minimal environmental impact.

Uncertainty of Ownership Rights and Boundaries of Resource Properties

There is no assurance that the rights of ownership and other rights in concessions held by the Company are not subject to loss or dispute particularly because such rights may be subject to prior unregistered agreements or transfers or other land claims and may be affected by defects and adverse laws and regulations which have not been identified by the Company.  Notwithstanding that the exploration and exploitation concessions in respect of which the Company may hold various interests have been surveyed, the precise boundary locations thereof may be in dispute. Although the Company has exercised the usual due diligence with respect to title to properties in which it has a material interest, there is no guarantee that title to the properties will not be challenged or impugned. The Company's mineral property interest may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in the Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Potential Conflicts of Interest

The Directors of the Company serve as directors of other public and private companies and devote a portion of their time to manage other business interests.  This may result in certain conflicts of interest.  To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company's participation.  The laws of British Columbia require the directors and officers to act honestly, in good faith, and in the best interests of the company and its shareholders.  However, in conflict of interest situations, directors of the Registrant may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.  There is no assurance that the needs of the Registrant will receive priority in all cases.  From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to:  (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program.  A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Indemnity and Protection of Directors, Officers and Employees

Article 19.1 of the Registrant's Articles states:

"Subject to the provisions of the Company Act [the British Columbia Company Act], the directors shall cause the Company to indemnify a director or former director of the Company and the directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses including any amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his or their being or having been a director of the Company or a director of such corporation, including any action brought by the Company or any such corporation.  Each director of the Company, on being elected or appointed, shall be deemed to have contracted with the Company on the terms of the foregoing indemnity."

The Article also provides similar protection for officers and employees for liabilities incurred arising out of the performance of their duties or by reason of their position with the Registrant.  Thus, the Registrant may be required to pay amounts to settle any such claims that may arise, if any.  The impact of any such possible future indemnity protection cannot be determined at this time.  Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

Potential Dilution

Commitments exist which could require the issuance of additional shares of the Registrant, such as by way of the exercise of stock options and the exercise of outstanding share purchase warrants.  Furthermore future equity financings, property transactions, and issuance of additional stock options among other things may require the subsequent issuance of the Registrant's securities.

No U.S. Listing of the Company's Securities

The Registrant's Common Shares are listed on the TSX-Venture Exchange ("TSX").  The Registrant's investor base is located principally outside the United States and therefore, it has no current plans to apply for the listing of its shares or to otherwise qualify its securities on any U. S. stock exchange or the NASDAQ automated quotation system.  As a result, the market on the Registrant's securities is limited, particularly in the United States.  If market interest changes, and the Registrant meets the applicable eligibility requirements of NASDAQ or other U.S. exchanges in the future, it may reconsider this policy.  Investors should recognize that U.S. market liquidity will not be readily available.

Canadian Aboriginal Land Claims

Canadian Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred.  The Company is aware of the mutual benefits afforded by cooperative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such cooperation. While there is, to the Company's knowledge, no existing claim in respect of any of its properties, the advent of any future aboriginal land claims and the outcome of any aboriginal land claims negotiations cannot be predicted.

Competition

The mineral industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.  Many of the mining companies with which the Company competes have operations and financial strength many times that of the Company.  Nevertheless, the market for the Company's possible future production of minerals tends to be commodity rather than enterprise oriented since mineral products tend to be fungible.  As a result, the competitive factors are principally impacted by overall market issues rather than by corporate presence and strength.  Accordingly, the Company expects to compete by keeping its production costs low (as yet, the Company does not have any property in the development or production stage) through judicious selection of the property to be developed and by keeping overhead and other charges within industry standards.

Governmental Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot by predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with Company policy, government regulations, and maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral land or to stake a claim) in any Canadian province in which it is carrying out work. Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Uncertainty of Markets for Metals

The global market price for metals is influenced by numerous factors beyond the control of the Company. Such factors include supply and demand, inflation, imposition of export controls, government regulated ad valorem taxes and royalties that may be imposed on metal production, refining costs and penalties, labor problems experienced by large producers and market price fluctuations resulting from speculative and production hedging activity.  The exact effect of these factors cannot be accurately predicted and the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Uncertainty of Establishing Mineral Reserves

Locating mineral deposits depends on a number of factors, including the technical skill of the exploration personnel involved.  Whether a mineral deposit, once discovered, will be commercially viable also depends on a number of factors, including the particular attributes of the deposit (i.e., the size and grade of the deposit and the proximity of the deposit to the mine development infrastructure) as well as the market prices of precious metals and ores, which can be highly volatile.  Factors contributing to the uncertainty of establishing reserves of minerals may be resolved by further exploration for additional mineralization, establishment of infrastructure by non-related entities, development of improved mining technologies and increased market prices for the metals.  In the event that the Company's exploration efforts succeed and established reserves of minerals are identified, but various factors make mining not commercially viable, the Company would postpone mine development until there was an improvement in the factors contributing to commercial viability.  In the event that such commercial viability is never attained, the Company could seek to sell or otherwise realize value or could be required to abandon its business and fail as a "going concern."

Need for Additional Capital

Currently, exploration programs and feasibility studies are pursued by the Company with an objective of establishing mineralization of commercial quantities.  The Company may fund the proposed programs and feasibility studies through equity financing and the possible exercise of outstanding options.  Such funding would be dilutive to current shareholders.  Should sources of equity financing not be available to the Company, the Company would seek a joint venture relationship in which the funding source could become entitled to a shared, negotiated interest in the property or the projects.  If exploration programs carried out by the Company are successful in establishing ore of commercial quantities and/or grade, additional funds will be required to develop the properties and reach commercial production.  In that event, the Company may seek capital through further equity funding, debt instruments, by offering an interest in the property being explored and allowing the party or parties carrying out further exploration or development thereof to earn an interest, or through a combination of funding arrangements.  There can be no assurance of such funding sources.  Furthermore, if the Company is not able to obtain the capital resources necessary to meet property payments or exploration or development obligations which now apply or which would apply in joint ventures with others, its potential as a "going concern" could be seriously affected.

Management and Directors

The Company is dependent on a relatively small number of key directors and officers:  John S. Brock, Wayne J. Roberts and Jeannine P.M. Webb.  Loss of any one of those persons could have an adverse affect on the Company.  The Company does not maintain "key-man" insurance in respect of any of its management.

Price Fluctuations:  Share Price Volatility

In recent years, the international securities markets have experienced high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that the continual fluctuations in price will not occur.  In particular, during the financial year ended

December 31, 2003, the per share price of the Company's common shares fluctuated from a high of $0.140 to a low of $0.055.

Business Risks of Mineral Exploration

The Company is engaged in the exploration of mineral resource properties.  To date, any exploration program carried out by the Company has been an exploratory search for ore.  Mineral exploration involves significant operating and investment risks and few properties which are explored are ultimately successfully developed into producing mines.  The Company does not have any interests, direct or indirect, in producing mines or mineral properties which, as of the date hereof, have a known body of commercial ore.  Exploration for mineral resources requires compliance with the laws of the jurisdiction in which the exploration is taking place and potential changes to laws relating to exploration activities, environmental considerations and ownership of the properties being explored can have a significant impact on the Company.

Uninsurable Risks

In the course of exploration and development of, and production from, mineral resource properties, certain risks, and in particular, unexpected or unusual geological formations and engineering operating conditions may occur and may expose the Company to liabilities.  Should such liabilities arise the payment of such liabilities may have a material, adverse effect on the Company's financial position.  It is not always possible to fully insure against such risks or the Company may elect not to cover such risks because of the high cost of such insurance.  The Company may become subject to liability for pollution or hazards.  Payment of liabilities for claims for such occurrences could reduce or eliminate any future profitability and could result in increasing costs and a decline in the value of the securities of the Company.  Currently, the Company is a named insured with respect to Commercial General Liability and Excess Liability in a gross amount limited to $10 million (Cdn.) for each occurrence.

Market Risk

The Company is in the business of mineral exploration.  Metal prices and foreign exchange rates may fluctuate widely from time to time.  The Company has not entered into market instruments for trading or other purposes.

Variations in Operating Results

The Registrant was incorporated on February 24, 1987 and since incorporation has not realized net income nor paid dividends.  During the years ended December 31, 2004, 2003 and 2002, the Company had net losses of $455,500, $2,096,679 and $1,022,609 respectively, deficits of $21,076,533, $20,621,033 and $18,524,354 respectively, and per share losses of $0.02, $0.12 and $0.12 respectively. There is no assurance that these trends in operating results will change.

Plan of Operations and Financial Sources and Liquidity

During 2004, the Company issued 415,250 Common Shares for gross proceeds of $123,700. At December 31, 2004, the Registrant had cash and cash equivalents of $451,514, of which $342,964 is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $99,282.

At April 15, 2005, the Registrant had 36,314,366 Common Shares outstanding, outstanding options expiring on various dates until September 17, 2009, entitling the holders to purchase up to 3,923,000 Common Shares at prices ranging from $0.10 to $0.15 per share, and warrants entitling the holder to purchase up to 820,000 shares at $0.15 per share until December 22, 2005.

To date, the Company's mineral exploration activities have been funded through sales of common shares.  The Company's ability to continue operations is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is substantial doubt about the ability of the Company to continue as a going concern.  The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

Additional Financing

In order to continue exploring its mineral properties and acquiring additional properties, management may be required to pursue additional sources of financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill its obligations on existing exploration properties. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements reduced. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

OTHER INFORMATION

The Company's web address is www.canadianempire.com.  Other information relating to the Company may be found on the SEDAR website (www. SEDAR.com).

FORWARD LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially form those projected in the forward-looking statements.

OUTLOOK

The Company looks forward to an active mineral exploration season in British Columbia, where further drilling is proposed at the silver-copper Silver Hope Property, and exploration leading to drill target definition is planned at the McBride Project, where potential exists for discovery of copper-nickel-zinc deposits within a 500 square kilometre area recently staked by the Company.

During the past year the mineral exploration climate in British Columbia has vastly improved over past years with a combination of improved metals prices and the provincial government providing tax-driven incentives to qualifying exploration companies such as Canadian Empire.  Forecasts for base and precious metals exploration activity in British Columbia approximate a six-fold increase over that seen two or three years ago.

Canadian Empire Exploration Corp.

(an exploration stage company)

Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

April 1, 2005

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain summary prepared by management reconciling significant differences between Canadian and U.S. GAAP as they affect these financial statements. The financial statements contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Accounting Oversight Board (United States), and their report follows.

(signed) Jeannine P.M. Webb

(signed) John S. Brock

Jeannine P.M. Webb

John S. Brock

Chief Financial Officer

President

Independent Auditors' Report

To the Shareholders of

Canadian Empire Exploration Corp.

We have audited the consolidated balance sheets of Canadian Empire Exploration Corp. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit, deferred exploration and mineral property expenditures and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended
December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada

April 1, 2005

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 1, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada

April 1, 2005

Canadian Empire Exploration Corp.

 (an exploration stage company)

Consolidated Balance Sheets

As at December 31, 2004 and 2003

(expressed in Canadian dollars)

	2004	2003
	$	$

Assets

Current assets
Cash and cash equivalents (note 1)	451,514	1,067,042
Accounts receivable	44,411	9,278

	495,925	1,076,320
Reclamation deposits (note 3)	11,300	9,600
Resource assets (note 4)	944,932	-

	1,452,157	1,085,920

Liabilities
Current liabilities
Accounts payable and accrued liabilities	201,631	192,802
Due to management company (note 6)	50,612	46,394

	252,243	239,196

Shareholders' Equity

Capital stock (note 5)
Authorized
250,000,000 common shares without par value
Issued
29,144,336 common shares (2003 - 28,474,086)	21,403,422	21,257,464
Allotted but not issued (note 5)	525,000	-
Stock options and warrants(notes 5 and 10)	283,241	145,509
Contributed surplus	64,784	64,784
Deficit	(21,076,533)	(20,621,033)

	1,199,914	846,724

	1,452,157	1,085,920

Nature of operations and going concern(note 1)

Subsequent events (note 10)

Approved by the Board of Directors

(signed) John S. Brock Director	(signed) R.E. Gordon Davis Director

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004	2003	2002
	$	$	$

Administration expenses
Audit and related services	28,717	35,458	14,887
Bank charges	503	1,178	1,070
Tax penalty on flow-through shares renounced	30,106	14,309	-
Consulting	3,750	7,250	14,805
Insurance	3,052	2,873	2,369
Interest on promissory note (note 6)	-	412	-
Legal	41,134	16,046	78,474
Loss on foreign exchange	786	2,475	173
Management and administrative services	51,756	67,521	71,206
Office operations and facilities	41,403	58,745	67,350
Shareholder communication	19,991	44,201	136,145
Stock option compensation	137,732	145,509	-
Transfer agent and filing fees	39,911	43,064	45,206
Travel	-	-	1,151

	398,841	439,041	432,836

Other expenses (income)
Interest income	(14,212)	(9,144)	(4,650)
Expenses recovered	-	(1,337)	-
Other income	(11,165)	-	-
Gain on disposal of investment	(670)	-	-
Government grant recovery	(20,000)	-	-
Write-off of account receivable (note 4)	-	-	199,672
Write-off of exploration expenditures (note 4)	2,680	1,475,505	349,104
Write-off of property acquisition costs (note 4)	-	113,814	-
General exploration expenditures	100,026	78,800	45,647

	56,659	1,657,638	589,773

Loss for the year	455,500	2,096,679	1,022,609

Deficit - Beginning of year	20,621,033	18,524,354	17,501,745

Deficit - End of year	21,076,533	20,621,033	18,524,354

Basic and diluted loss per common share	0.02	0.12	0.12

Weighted average number of common shares
outstanding	28,922,009	17,964,336	8,657,892

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)

Consolidated Statements of Deferred Exploration and Mineral Property Expenditures

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004	2003	2002
	$	$	$

Exploration and mineral property expenditures
Accommodation	13,295	32,260	38,458
Assay and geochemical analysis	38,379	12,918	29,305
Consulting	144,411	31,563	92,265
Depreciation	-	-	2,236
Drilling	386,984	110,483	581,627
Environmental and permitting	4,500	-	100
Expediting	932	6,422	7,032
Field supplies	19,602	9,421	15,772
Fuel	732	14,810	9,965
Maps, printing and drafting	7,813	5,053	4,900
Project management fees	71,739	52,041	27,053
Property acquisition costs	108,300	22,555	91,159
Salaries and wages	128,493	212,663	201,904
Surveys	-	48,302	92,627
Transportation	121,130	100,976	209,000
Trenching and roads	1,328	-	-

	1,047,638	659,467	1,403,403

Write-off of exploration expenditures	(2,680)	(1,475,505)	(349,104)
Write-off of property acquisition costs	-	(113,814)	-
General exploration expenditures	(100,026)	(78,800)	(45,647)

	(102,706)	(1,668,119)	(394,751)

Increase (decrease) in exploration and mineral
property expenditures	944,932	(1,008,652)	1,008,652
Balance - Beginning of year	-	1,008,652	-

Balance - End of year (note 4)	944,932	-	1,008,652

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004	2003	2002
	$	$	$

Cash flows from operating activities
Loss for the year	(455,500)	(2,096,679)	(1,022,609)
Items not affecting cash
Write-off of account receivable	-	-	199,672
Stock option compensation	137,732	145,509	-
Write-off of exploration expenditures	2,680	1,475,505	349,104
Write-off of property acquisition costs	-	113,814	-

	(315,088)	(361,851)	(473,833)
Changes in non-cash working capital items
(Increase) decrease in accounts receivable	(35,133)	60,292	(60,444)
Increase (decrease) in current liabilities	13,047	52,989	(25,940)

	(337,174)	(248,570)	(560,217)

Cash flows from financing activities
Issue of common shares	123,700	1,266,000	2,315,000
Funds received for shares allotted but not issued	525,000	-	-
Special warrants	-	-	246,000
Share issue costs	(42)	(89,856)	(362,765)

	648,658	1,176,144	2,198,235

Cash flows from investing activities
Property acquisition costs	(86,000)	(22,555)	(13,159)
Deposit for reclamation bonds	(1,700)	(9,600)	-
Exploration expenditures - net of depreciation	(839,312)	(558,112)	(949,361)

	(927,012)	(590,267)	(962,520)

(Decrease) increase in cash and cash equivalents	(615,528)	337,307	675,498

Cash and cash equivalents - Beginning of year	1,067,042	729,735	54,237

Cash and cash equivalents - End of year (note 1)	451,514	1,067,042	729,735

Supplemental cash flow information

Non-cash operating and financing activities
Issue of shares for share issue costs	-	6,300	60,000
Issue of shares for mineral property costs	22,300	-	393,000

	22,300	6,300	453,000

The accompanying notes are an integral part of these consolidated financial statements.

1

Nature of operations and going concern

Canadian Empire Exploration Corp. (the company) is in the business of acquiring and exploring mineral properties.

The company has not yet determined whether its properties contain mineral deposits that are economically recoverable. All of the company's mineral property interests are currently located in Canada. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable mineral deposits, the ability of the company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

As at December 31, 2004, the company had cash and cash equivalents of $451,514 (2003 - $1,067,042), of which $342,964 (2003 - $927,891) is restricted to flow-through expenditures on Canadian mineral properties. As at December 31, 2004, the company has an unrestricted working capital deficiency of $99,282 (2003 - $90,767).

The company's ability to continue operations is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty, there is substantial doubt about the ability of the company to continue as a going concern.

These consolidated financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern. Such adjustments could be material.

2

Significant accounting policies

Accounting principles

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) applicable in Canada. Except as disclosed in note 9, these consolidated financial statements conform in all material respects with U.S. GAAP.

Principles of consolidation

These consolidated financial statements include the accounts of the company and its fully integrated foreign subsidiaries, Minera Reina Isabel, S.A. de C.V. (Minera Reina) and Minera Tatemas, S.A. de C.V. (Minera Tatemas), which were incorporated to carry out mineral exploration and development programs in Mexico and which are inactive.

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, stock-based compensation and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Actual results could differ from those reported.

Cash and cash equivalents

Cash and cash equivalents includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

Resource assets

The company records its interests in mineral properties and areas of geological interest at cost less option payments received and other recoveries. Exploration and development costs and royalties relating to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or allowed to lapse. The company expenses all administration costs incurred during the year. Effective January 1, 2004, the company has adopted the Canadian Institute of Chartered Accountants (CICA) standard on impairment of long-lived assets on a prospective basis. Management of the company reviews the net carrying value of resource assets when events or changes in circumstances indicate that the carrying amount may not be recoverable.

The carrying value may be estimated by quantifiable evidence of a geological resource or the company's assessment of its ability to sell the property for an amount greater than the carrying value.

On a quarterly basis, senior management reviews the carrying value of deferred mineral property acquisition and exploration expenditures to assess whether there has been any impairment in value. In the event that mineral deposits are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

Although management has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and be in non-compliance with regulatory requirements.

Mineral property option agreements

Option payments are made at the discretion of the optionee and, accordingly, are accounted for when received. Option payments received will be treated as a reduction of the carrying value of the related mineral property and deferred costs until the company's costs are recovered. Option payments received in excess of costs incurred will be credited to income.

(2)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

Income taxes

Future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Income and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains and losses arising on translation are included in loss for the year.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. The effect of exercise of share options and warrants would be anti-dilutive.

Stock-based compensation

Effective January 1, 2003, the company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the CICA. Accordingly, the fair value of all stock options granted is recorded as a charge to administration expenses and a credit to shareholders' equity. Consideration received on exercise of stock options is credited to capital stock.

Financial instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to management company are valued at their carrying amounts which are reasonable estimates of fair value due to the relatively short period to maturity.

3

Reclamation deposits

At December 31, 2003, $9,600 was pledged to the British Columbia Ministry of Energy and Mines as security for reclamation costs of the Big Bulk property. The funds were returned to the company on January 12, 2004. During 2004, $11,300 was pledged to the British Columbia Ministry of Energy and Mines as security for reclamation cost of the Silver Hope Property.

(3)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

4

Resource assets

			2004	2003

	Property acquisition expenditures $	Deferred exploration expenditures $	Total $	Total $

Atikokan West	-	403,238	403,238	-
Silver Hope	94,000	285,406	379,406	-
McBride	-	89,718	89,718	-
Barrington	14,300	58,270	72,570	-

	108,300	836,632	944,932	-

a)

Atikokan West property

During 2004, the company acquired the right to earn an 80% interest in the Atikokan West property by making staged exploration expenditures in the aggregate amount of $1,000,000 by December 31, 2008 and then maintaining that interest by funding ongoing exploration through pre-feasibility. After the completion of a pre-feasibility study, the vendor may back-in for a 60.8% interest in the project by funding a minimum of 200% of the company's prior expenditures and completing a feasibility study.

b)

Silver Hope property

During 2004, the company entered into an agreement to earn 65% interest in the Silver Hope property by making cash payments of $315,000 ($45,000 paid) and common share payments of 1,000,000 common shares (200,000 shares issued at a fair value of $19,000 prior to December 31, 2004) by December 31, 2008 and completing $5.0 million in exploration expenditures by December 31, 2009. The company and the vendor may then form a joint venture, with each party providing pro rata funding of ongoing exploration. Non-contribution by either party to the joint venture will result in pro rata dilution of interest, convertible to a 2% NSR subject to a buy-down provision from the relinquishing party for $2.0 million.

c)

McBride property

During 2004, the company entered into a grubstake agreement with two prospectors. Pursuant to the grubstake agreement, the company in 2005 entered into agreement to earn an initial 90% interest in the McBride property by spending $1.0 million in exploration costs on the property, making staged cash payments totalling $140,000 and issuing in stages a total of 250,000 units by December 31, 2008 to the prospectors. Each unit will comprise of one common share and one 12-month warrant, priced in accordance with market at the time of issuance, allowing for the acquisition of one common share. The company holds the option to acquire the remaining 10% for cash payment of $100,000 and the issuance of 1.5 million common shares to the prospectors. The prospectors will hold a 1% NSR on future production, of which the company has the right to buy down 0.5% NSR for $1.0 million.

(4)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

d)

Barrington property

During 2004, the company entered into an option agreement to earn a 100% interest in the Barrington property by making staged cash payments totalling $150,000 ($10,000 paid), issuing in stages 250,000 common shares (50,000 issued at fair value of $3,000), and completing exploration expenditures of $500,000 on or before June 1, 2008. The vendor will retain a 2% NSR, of which the company will have the right to buy down 1% for $1.0 million. Effective June 1, 2009, the underlying vendor will receive the greater of an advance royalty of $5,000 annually or the specified NSR. Pursuant to a separate agreement, the company paid a finder's fee of $1,000 and issued 5,000 common shares at a fair value of $300, to an arm's-length individual. These amounts have been treated as acquisition costs.

e)

During 2002, the company entered into agreements to acquire or earn interests in the Hemlo West, Amos, Yukon Olympic, Big Bulk and VMS properties. The company subsequently relinquished all of its interests in these properties, and in 2004, wrote off $2,680 (2003 - $1,475,505) of deferred exploration expenditures, and $nil (2003 - $113,814) of property acquisition costs.

f)

During 2002, the company determined that it was not financially practicable to continue pursuing collection of a value-added tax amount receivable of $199,672, and accordingly, the amount was written off.

(5)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

5

Capital stock

Authorized

250,000,000 common shares without par value

Issued and outstanding

	Number of shares	Amount $

December 31, 2001	3,919,420	17,490,085
For cash
Private placements	4,441,666	578,000
Public offering	5,400,000	1,620,000
Warrants	390,000	117,000
For share issue costs	200,000	60,000
For mineral properties	1,490,000	393,000
Less: Share issue costs	-	(422,765)

December 31, 2002	15,841,086	19,835,320
For cash
Private placement	11,750,000	1,266,000
On conversion of special warrants	820,000	246,000
For share issue costs	63,000	6,300
Less: Share issue costs	-	(96,156)

December 31, 2003	28,474,086	21,257,464
For cash
On exercise of warrants	415,250	123,700
For mineral properties	255,000	22,300
Less: Share issue costs	-	(42)

December 31, 2004	29,144,336	21,403,422

a)

During 2004:

i)

The company issued 415,250 common shares on the exercise of 420,500 warrants for proceeds of $123,700, of which 3,500 common shares were issued in relation to flow-through warrants for proceeds of $525, and 410,000 common shares were issued in relation to an agreement with Teck Cominco Limited (Teck Cominco) for proceeds of $123,000.

ii)

The company received, in connection with a private placement, gross proceeds of $525,000, of which $350,000 were flow-through funds. The shares were issued in 2005 (note 10).

(6)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

iii)

In connection with the Barrington property, the company issued 50,000 common shares to the vendor at a fair value of $3,000 and 5,000 common shares to a finder at a fair value of $300.

iv)

In connection with the Silver Hope property, the company issued 200,000 common shares to the vendor at a fair value of $19,000.

v)

Incentive stock options allowing for the purchase of up to 2,458,000 common shares in the aggregate at $0.10 per share until September 17, 2009 were granted. The fair value of options granted, vested and expired unexercised in 2004 was $137,731.

b)

During 2003:

i)

In connection with an agreement with Teck Cominco, the company issued 820,000 special warrants for funds in the amount of $246,000 received in 2002. The special warrants were converted to 820,000 units, with each unit comprising one common share in the capital of the company and one share purchase warrant entitling the holder to acquire one common share in the capital of the company at $0.30 per share until December 13, 2004. Warrants allowing for the purchase of up to 410,000 common shares were exercised during 2004 and the remainder expired unexercised.

ii)

In connection with private placements, the company issued shares and warrants as follows:

Number of flow- through shares	Number of non-flow- through shares	Total shares	Price per share $	Total $	Number of non-flow- through warrants

6,244,000	2,186,000	8,430,000	0.10	843,000	2,186,000	(1)
2,500,000	-	2,500,000	0.12	300,000	-
-	820,000	820,000	0.15	123,000	820,000

8,744,000	3,006,000	11,750,000		1,266,000	3,006,000

In respect of the above private placements, the company also issued to agents who introduced arm's-length purchasers to the company 63,000 units, each unit comprising one common share and one share purchase warrant, with two share purchase warrants entitling the holder to acquire one common share at $0.10 per share until September 14, 2004 (3,500 warrants exercised during 2004); and 348,000 warrants, each warrant entitling the holder to acquire one common share at $0.14 per share until October 12, 2004. All of the remaining warrants expired unexercised.

(1)

All of the warrants expired unexercised during 2004.

(7)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

iii)

In connection with financing completed in 2002, the company amended the terms of warrants as follows:

  the expiry date of 1,500,000 warrants allowing for the purchase of 1,500,000 shares at $0.15 per share was extended from May 23, 2003 to May 22, 2004. All of the warrants expired unexercised.

  the expiry date of 1,080,000 agents' warrants allowing for the purchase of 1,080,000 shares at $0.35 per share was extended from June 18, 2003 to June 18, 2004. All of the warrants expired unexercised.

  the exercise price of 4,050,000 warrants allowing for the purchase of 2,025,000 shares was amended from $0.35 per share to $0.15 per share and the expiry date was extended from June 18, 2003 to June 18, 2004. Of these, 3,500 shares were issued on exercised of warrants during 2004 and the remainder expired unexercised.

iv)

In connection with incentive stock options granted during 2003, the company valued such options at $145,509 and credited that amount to stock options and warrants.

c)

During 2002

i)

In connection with an agreement with Teck Cominco, the company issued 390,000 shares at $0.30 per share on the exercise of warrants.

ii)

In connection with financings, the company issued shares and warrants as follows:

Number of shares	Number of warrants	Price per share $	Total $

1,500,000	1,500,000	0.15	225,000
5,400,000	7,830,000	0.35	1,620,000
2,941,666	278,333	0.12	353,000

9,841,666	9,608,333		2,198,000

In respect of the public offering, the company issued 4,050,000 flow-through units, comprising one flow-through share and one flow-through share purchase warrant. Each two flow-through share purchase warrants entitle the holder to purchase one share of the company at $0.35 per share. During 2004, 7,000 warrants were exercised. The company also issued 1,350,000 non-flow-through units, comprising one non-flow-through share and two non-flow-through share purchase warrants. Each two non-flow-through share purchase warrants entitle the holder to purchase one share of the company at $0.35 per share. In addition, the company issued 1,080,000 non-flow-through agents' warrants, each one entitling the holder to purchase one share of the company for $0.35 per share.

(8)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

During 2003, 2,985,903 warrants allowing for the purchase of 1,635,903 shares expired unexercised, and during 2004, all of the remaining warrants expired unexercised.

iii)

In connection with property agreements (note 4), the company issued shares as follows

	Number of shares	Total value $

VMS	150,000	18,000
Yukon Olympic	500,000	60,000
Amos	840,000	315,000

	1,490,000	393,000

The company also issued a total of 300,000 warrants allowing for the purchase of 200,000 shares at $0.20 per share until September 20, 2004 and 100,000 shares at $0.20 per share until October 22, 2004. During 2004, all of the warrants expired unexercised.

iv)

The company received $246,000 for 820,000 special warrants allowing for the purchase of 820,000 units convertible until October 16, 2003, for no further consideration, into one share and one underlying share purchase warrant exercisable into one share at $0.30 per share for a period of one year from the exercise of the special warrant. The special warrants were issued in 2003 (note 5(a)).

Stock options

In 2002, the company adopted a stock option plan (the Plan) as amended authorizing the granting of stock options to qualified optionees to purchase a total of up to 5,777,867 common shares of the company.

Under the terms of the Plan, the term of stock options granted may not exceed five years following the date of grant, and the stock options must vest for a period of not less than 18 months from the date of grant, to be released and available for exercise at a rate of 25% of the number of options at the beginning of the first quarter commending on the date of grant and at a rate of 12.5% at the beginning of each quarter thereafter.

(9)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

Common shares under option are as follows:

	Number of shares	Weighted average price $

Outstanding at December 31, 2002	200,000	0.36

Granted during the year	1,680,000	0.15
Expired during the year	(200,000)	0.36

Outstanding at December 31, 2003	1,680,000	0.15

Granted during the year	2,458,000	0.10
Expired during the year	(215,000)	0.15

Outstanding at December 31, 2004	3,923,000	0.12

Stock options outstanding and exercisable at December 31, 2004 are as follows:

Number of shares outstanding	Number of shares exercisable	Exercise price $	Expiry date

100,000	87,500	0.15	August 21, 2008
1,365,000	1,365,000	0.15	January 3, 2008
2,458,000	921,750	0.10	September 17, 2009

3,923,000	2,374,250

(10)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

Stock option information

Effective January 1, 2002, the company adopted the new accounting standard for stock-based compensation. As permitted under the standard, for income statement purposes, the company elected in 2002 not to follow the fair value-based method of accounting for share options granted to employees and directors. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $54,000 in 2002 in respect of the 200,000 options it granted to its employees and directors. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

Stock option pro forma information for the year 2002:

$

Loss for the year
As reported	1,022,609
Compensation expense	54,000

Pro forma loss	1,076,609

Basic and diluted loss per common share
As reported	0.12
Pro forma	0.12

Effective January 1, 2003, the company elected to apply the fair value method of accounting for stock options on a prospective basis and, accordingly, the fair value of the vested portion of stock options granted in 2003 of $145,509 and in 2004 of $137,732 has been included in administrative expenses.

The fair value of stock options granted in 2002, 2003 and 2004 was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2004	2003	2002

Expected dividend yield	nil	nil	nil
Average risk-free interest rate	4.0%	3.25% - 4.9%	4.9%
Expected life	5 years	5 years	5 years
Expected volatility	114%	94% - 171%	94%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

(11)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

Warrants

The changes in warrants outstanding are as follows:

	Number of warrants	Number of shares issuable on exercise of warrants	Weighted average exercise price per share $

Outstanding at December 31, 2002	9,915,903	6,540,903	0.28

Issued during the year	4,237,000	3,750,500	0.17
Expired during the year	(2,985,903)	(1,635,903)	0.31

Outstanding at December 31, 2003	11,167,000	8,655,500	0.19

Expired during the year	(9,926,500)	(7,420,250)	0.18
Exercised during the year	(420,500)	(415,250)	0.30

Outstanding at December 31, 2004	820,000	820,000	0.15

At December 31, 2004, there were 820,000 warrants outstanding and exercisable into 820,000 common shares at $0.15 per share until December 22, 2005.

6

Related party transactions

John S. Brock Limited

During 2003, the company was advanced $30,000 by John S Brock Limited, a company owned by John S. Brock, the CEO and President of the company and Wayne J. Roberts, the Vice-President, Exploration of the company, and was charged interest in the amount of $412. During 2003, the interest was paid, and the principal was repaid in 2004.

(12)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

Badger & Co. Management Corp.

During the year ended December 31, 2004, the company was charged $64,686 (2003 - $91,675; 2002 - $65,767) for office operations and facilities, $110,647 (2003 - $154,082; 2002 - $141,700) for professional services, and $90,414 (2003 - $140,729; 2002 - $53,207) for exploration salaries and wages and project management fees, by Badger & Co. Management Corp., a company owned by three of the directors or officers of the company. At December 31, 2004, the company owed $50,612 (2003 - $46,394) to Badger & Co. Management Corp.

7

Income taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the company's effective income tax expense is as follows:

	2004 $	2003 $	2002 $

Income tax recovery at statutory rates	(162,158)	(788,771)	(388,062)
Increase in taxes from
Writedown of resource assets	36,563	627,546	156,400
Benefit of losses not recognized	125,595	161,225	231,662

	-	-	-

The components of future tax assets are as follows:

	2004 $	2003 $

Resource assets	460,000	493,000
Non-capital loss carry-forwards	960,000	1,298,000
Capital loss carry-forward	1,810,000	1,912,000

	3,230,000	3,703,000
Less: Valuation allowance	(3,230,000)	(3,703,000)

Future income tax asset	-	-

(13)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

At December 31, 2004, the company had approximately $2,712,000 of losses available for carry-forward. The loss carry-forwards can be offset against income for Canadian income tax purposes in future years and expire as follows:

$

2005	543,000
2006	511,000
2007	408,000
2008	263,000
2009	489,000
2010	386,000
2011	112,000

2,712,000

8

Shareholder rights plan

The company has in place a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company's shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company.

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholder, other than the Bidder, to purchase for $30, common shares of the company having a market value of $60.

9

Differences between Canadian and U.S. generally accepted accounting principles

The company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The material measurement differences between GAAP in Canada and the United States that would have an effect on these financial statements are as follows:

a)

Accounting for stock-based compensation

For U.S. GAAP purposes, the company has prospectively adopted the fair value based method of accounting for stock based compensation in accordance with FAS 148. This resulted in no differences between Canadian and U.S. GAAP.

(14)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

b)

Mineral property exploration expenditures

For U.S. GAAP purposes, the company expenses as incurred exploration and acquisition expenditures relating to early stage mineral properties.

c)

Flow-through shares

As described in note 5, the company allotted by way of private placement 3,500,000 flow-through common shares at $0.10. The company received a net premium to market on this allotment of $70,000 which was recorded in shareholder's equity as part of the transaction. For U.S. GAAP purposes, SFAS 109, "Accounting for Income Taxes" (SFAS 109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A future income tax liability is recognized for the premium paid by the investors.

d)

For U.S. GAAP cash flow statement purposes:

i)

exploration expenditures would be shown under operating activities rather than under investing activities

ii)

restricted flow-through funding would not be included in the cash and cash equivalents balance.

e)

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on the consolidated balance sheets would be as follows:

	2004 $	2003 $

Resource assets - under Canadian GAAP	944,932	-
Exploration expenditures (b)	(944,932)	-

Resource assets - under U.S. GAAP	-	-

FIT - under Canadian GAAP	-	-
Flow-through premium (c)	70,000	-

FIT - under U.S. GAAP	70,000	-

Deficit - under Canadian GAAP	(21,076,533)	(20,621,033)
Exploration expenditures (b)	(944,932)	-

Deficit - under U.S. GAAP	(22,021,465)	(20,621,033)

(15)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

In addition, the impact on the consolidated statements of loss would be as follows:

	2004 $	2003 $	2002 $

Loss for the year - under Canadian GAAP	(455,500)	(2,096,679)	(1,022,609)
Exploration expenditures - net of write-downs	(944,932)	1,008,652	(1,008,652)

Loss for the year - under U.S. GAAP	(1,400,432)	(1,088,027)	(2,031,261)

Loss per common share - under U.S. GAAP	(0.05)	(0.06)	(0.23)

f)

New Accounting Pronouncements

The CICA has issued Accounting Guideline 15, "Consolidation of Variable Interest Entities," which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline did not have any impact on the company's consolidated financial statements because the company determined it does not have any variable interest entities.

In December 2004, the FASB issued SFAS 153, "Exchanges of Non-Monetary Assets - An amendment of APB 29". This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

10

Subsequent events

On February 4, 2005, in connection with a private placement, the company issued 3,500,000 common shares and 3,500,000 flow-through common shares. Funds in respect of the private placement were received in 2004 (note 5). The company also issued 170,030 common shares in payment of finders' fees related to the private placement.

(16)

REQUEST FOR ANNUAL FINANCIAL STATEMENTS AND MD&A AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A

TO:

CANADIAN EMPIRE EXPLORATION CORP. (the "Company")

(CUSIP No. 135660 )

In accordance with National Instrument No. 51-102 of the Canadian Securities Administrators, registered and non-registered (beneficial) shareholders may request annually to receive annual financial statements and the related management's discussion and analysis ("MD&A") and interim financial statements and the related MD&A of the Company for the current financial year. If you wish to receive such material, please complete and return this form to the registrar and transfer agent for the Company:

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Yl
Attention: Stock Transfer Department

If you do not make the request below, you will not be sent the Company's Annual Financial Statements and related MD&A for the current financial year or the Company's Interim Financial Statements and related MD&A for the current financial year. These documents may be found on SEDAR at www.sedar.com and on the Company's website at http://www.canadianempire.com ..

I certify that I am a registered/non-registered owner of common shares of the Company and request that I be placed on the Company's Mailing List in order to receive [Check one or both to effect the request]:

        the Company's Annual Financial Statements and related MD&A the Company's Interim Financial Statements and related MD&A

DATED:

, 2005.

Signature

Name of Registered/Non-Registered Shareholder - please print

Address

Postal Code

Fax Number

Name and title of person signing if different from name above.

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, John S. Brock, President and Chief Executive Officer of Canadian Empire Exploration Corp. (the "Issuer"), certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of the Issuer for the period ending December 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

April 27, 2005

"John S. Brock"

John S. Brock, President and Chief Executive Officer

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Jeannine P. M. Webb, Chief Financial Officer of Canadian Empire Exploration Corp. (the "Issuer"), certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of the Issuer for the period ending December 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

April 27, 2005

"Jeannine P. M. Webb"

Jeannine P. M. Webb, Chief Financial Officer

FORM 51-102F3
MATERIAL CHANGE REPORT

PART 1

GENERAL INSTRUCTIONS AND INTERPRETATION

(a)

Confidentiality

If this Report is filed on a confidential basis, state in block capitals "CONFIDENTIAL" at the beginning of the Report.

(b)

Use of "Company"

Wherever this Form uses the word "company" the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c)

Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only.  You do not need to include the headings or numbering or follow the order of items in this Form.  Disclosure provided in response to any item need not be repeated elsewhere.

(d)

Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions.  If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e)

Plain Language

Write the Report so that readers are able to understand it.  Consider both the level of detail provided and the language used in the document.  Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP.  If you use technical terms, explain them in a clear and concise manner.

PART 2

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

CANADIAN EMPIRE EXPLORATION CORP. (the "Issuer")

Suite 1205 - 675 West Hastings Street

Vancouver, B.C.  V6B 1N2

(604) 687-4951

Item 2

Date of Material Change

January 31, 2005

FORM 51-102F3
MATERIAL CHANGE REPORT

PART 1

GENERAL INSTRUCTIONS AND INTERPRETATION

(a)

Confidentiality

If this Report is filed on a confidential basis, state in block capitals "CONFIDENTIAL" at the beginning of the Report.

(b)

Use of "Company"

Wherever this Form uses the word "company" the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c)

Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only.  You do not need to include the headings or numbering or follow the order of items in this Form.  Disclosure provided in response to any item need not be repeated elsewhere.

(d)

Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions.  If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e)

Plain Language

Write the Report so that readers are able to understand it.  Consider both the level of detail provided and the language used in the document.  Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP.  If you use technical terms, explain them in a clear and concise manner.

PART 2

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

CANADIAN EMPIRE EXPLORATION CORP. (the "Issuer")

Suite 1205 - 675 West Hastings Street

Vancouver, B.C.  V6B 1N2

(604) 687-4951

Item 2

Date of Material Change

January 31, 2005

Item 3

News Release

A press release was issued in Vancouver, British Columbia on February 4, 2005.

Item 4

Summary of Material Change

                   The Issuer realized gross proceeds of $525,000 upon the completion of a private placement of 3,500,000 Flow-Through ("FT") shares and 3,500,000 Non-Flow-Through ("NFT") shares.

Item 5

Full Description of Material Change

The Issuer realized gross proceeds of $525,000 upon the completion of a private placement of 3,500,000 FT shares at $0.10 per FT share, and 3,500,000 NFT shares at $0.05 per NFT share.  170,030 NFT shares were issued as a finder's fee in connection with the private placement.

The FT and NFT shares are subject to a hold period expiring June 1, 2005.

The proceeds from the sale of FT shares are intended to be used to incur exploration expenditures in British Columbia during 2005.  The proceeds from the sale of NFT shares are intended to be allotted to general working capital.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7

Omitted Information

N/A

Item 8

Executive Officer

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Jeannine P.M. Webb, Chief Financial Officer, Suite 1205 - 675 West Hastings Street, Vancouver, B.C., V6B 1N2, (604) 687-4951.

Item 9

Date of Report

February 4, 2005

FORM 51-102F3
MATERIAL CHANGE REPORT

PART 1

GENERAL INSTRUCTIONS AND INTERPRETATION

(a)

Confidentiality

If this Report is filed on a confidential basis, state in block capitals "CONFIDENTIAL" at the beginning of the Report.

(b)

Use of "Company"

Wherever this Form uses the word "company" the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c)

Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only.  You do not need to include the headings or numbering or follow the order of items in this Form.  Disclosure provided in response to any item need not be repeated elsewhere.

(d)

Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions.  If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e)

Plain Language

Write the Report so that readers are able to understand it.  Consider both the level of detail provided and the language used in the document.  Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP.  If you use technical terms, explain them in a clear and concise manner.

PART 2

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

CANADIAN EMPIRE EXPLORATION CORP. (the "Issuer" or "Canadian Empire")

Suite 1205 - 675 West Hastings Street

Vancouver, B.C.  V6B 1N2

(604) 687-4951

Item 2

Date of Material Change

February 9, 2005

Item 3

News Release

A press release was issued in Vancouver, British Columbia on February 9, 2005.

Item 4

Summary of Material Change

                   The Issuer reported the acquisition of an extensive portion of a Proterozoic age shale basin prospective for the discovery of SEDEX-style nickel-copper-zinc mineralization in the McBride area of east-central British Columbia.

Item 5

Full Description of Material Change

Canadian Empire acquired, subject to TSX Venture Exchange approval, an extensive portion of a Proterozoic age shale basin prospective for the discovery of SEDEX-style nickel-copper-zinc mineralization in the McBride area of east-central British Columbia.

Canadian Empire, through a grubstake agreement with two prospectors, acquired the rights to over 2500 claim units covering an area measuring approximately 75 by 7 kilometres (approx. 500 square kilometres).

The prospectors' regional scale stream sediment sampling identified a 50 kilometre-long trend of anomalous nickel, copper and zinc values.  Detailed silt sampling of individual creeks has yielded consistent high metal values along stream lengths of 0.5 to over 2.0 kilometres with values peaking at 1566 ppm Ni, 445 ppm Cu, 1361 ppm Zn and attendant values to 681 ppm Co and 3.0 ppm Au.  Initial prospecting, until terminated by snow conditions, identified over 25 gossans (rusty zones) aligned along the favourable horizon resulting from weathering of sulphide mineralization.

Host rocks are late Proterozoic sediments, recognized worldwide as favourable hosts for large deposits.  The stratigraphic succession consists of a metal-rich miogeoclynical black shale horizon with opportunity for discovery of SEDEX nickel-copper-zinc-precious metal massive sulphide mineralization.

Canadian Empire may earn an initial 90% interest in the McBride Project by spending $1.0 million in exploration costs on the property, making staged cash payments totaling $140,000 and issuing in stages a total of 250,000 units by December 31, 2008 to the prospectors.  Each unit will be comprised of one share in the capital of Canadian Empire and one 12-month warrant, priced in accordance with market at the time of issuance, allowing for the acquisition of one share of Canadian Empire.

Canadian Empire holds the option to acquire the remaining 10% for cash payment of $100,000 and the issuance of 1.5 million shares of Canadian Empire to the prospectors.  The prospectors will hold a 1% NSR on future production, of which Canadian Empire has the right to buy down 0.5% NSR for $1.0 million.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7

Omitted Information

N/A

Item 8

Executive Officer

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Jeannine P.M. Webb, Chief Financial Officer, Suite 1205 - 675 West Hastings Street, Vancouver, B.C., V6B 1N2, (604) 687-4951.

Item 9

Date of Report

February 17, 2005